                           OFFER TO PURCHASE FOR CASH
                                      AIMCO
                             AIMCO PROPERTIES, L.P.
  is offering to purchase any and all units of limited partnership interest in
                 CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES/2
                            FOR $32 PER UNIT IN CASH

Upon the terms and subject to the conditions set forth herein, we will accept any and all units validly tendered in response to our offer. If units are validly tendered and not properly withdrawn prior to the expiration date and the purchase of all such units would result in there being less than 320 unitholders, we will purchase only 99% of the total number of units so tendered by each limited partner.

Our offer and your withdrawal rights will expire at 5:00 P.M., New York City time, on June 13, 2000, unless we extend the deadline.

You will not pay any partnership transfer fees if you tender your units. You will pay any other fees and costs, including any transfer taxes.

Our offer is not subject to a minimum number of units being tendered.

Our offer price will be reduced for any distributions subsequently made by your partnership prior to the expiration of our offer.

     SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THIS OFFER TO PURCHASE FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:

     o We determined the offer price of $32 per unit without any arms-length negotiations. Accordingly, our offer price may not reflect the fair market value of your units.

     o In November 1999, an independent investment banking firm estimated that the net asset value, going concern value and liquidation value of your partnership were $32, $27 and $31 per unit, respectively.

     o Although your partnership's agreement of limited partnership provides for termination in the year 2013, the prospectus pursuant to which the units were sold in 1983 indicated that the properties securing the loan owned by your partnership might be sold after 12 years of their acquisition if conditions permitted.

     If you desire to accept our offer, you should complete and sign the enclosed Acknowledgment and Agreement as instructed in the letter of transmittal attached as Annex II hereto (collectively the "the letter of transmittal"). The signed yellow letter of transmittal and any other required documents must be mailed or delivered to River Oaks Partnership Services, Inc., which is acting as Information Agent in connection with our offer, at one of its addresses set forth on the back cover of this offer to purchase. It is only necessary to return the acknowledgment and agreement part of the letter of transmittal. QUESTIONS AND REQUESTS FOR ASSISTANCE OR FOR ADDITIONAL COPIES OF THIS OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL MAY ALSO BE DIRECTED TO THE INFORMATION AGENT AT (888) 349-2005.

                                  May 15, 2000
                                                        (Continued on next page)

                                                     (continued from cover page)

     o Your general partner and the property manager of the properties are subsidiaries of ours and, therefore, the general partner has substantial conflicts of interest with respect to our offer.

     o We are making this offer with a view to making a profit and, therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.

     o Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

     o    It is possible that we may conduct a future offer at a higher price.

     o For any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale of the assets owned by your partnership.

     o If we acquire a substantial number of units, we will increase our ability to influence voting decisions with respect to your partnership and may control such voting decisions, including but not limited to the removal of the general partner, most amendments to the partnership agreement and the sale of all or substantially all of your partnership's assets.

                                TABLE OF CONTENTS

                                                                                                 Page
                                                                                                 ----

SUMMARY TERM SHEET ......................................................................         1

INTRODUCTION ............................................................................         3

RISK FACTORS ............................................................................         4
         No Third Party Valuation or Appraisal; No Arms-Length Negotiation ..............         4
         No Fairness Opinion From a Third Party .........................................         4
         Offer Price May Not Represent Fair Market Value ................................         4
         Offer Price Does Not Reflect Future Prospects ..................................         4
         Offer Price Based on Our Estimate of Liquidation Proceeds ......................         4
         Offer Price May Not Represent Liquidation Value ................................         4
         Continuation of the Partnership; No Time Frame Regarding Sale of Properties ....         4
         Holding Units May Result in Greater Future Value ...............................         5
         Conflicts of Interest With Respect to the Offer ................................         5
         No General Partner Recommendation ..............................................         5
         Conflicts of Interest Relating to Management Fees ..............................         5
         Possible Future Offer at a Higher Price ........................................         5
         Recognition of Taxable Gain on a Sale of Your Units ............................         5
         Loss of Future Distributions from Your Partnership .............................         6
         Possible Increase in Control of Your Partnership by Us .........................         6
         Recognition of Gain Resulting from Possible Future Reduction in Your
         Partnership Liabilities ........................................................         6
         Possible Termination of Your Partnership for Federal Income Tax Purposes .......         6
         Risk of Inability to Transfer Units for 12-Month Period ........................         7
         Potential Delay in Payment .....................................................         7

THE OFFER ...............................................................................         7
         Section 1.        Terms of the Offer; Expiration Date; Proration ...............         7
         Section 2.        Acceptance for Payment and Payment for Units .................         8
         Section 3.        Procedure for Tendering Units ................................         9
         Section 4.        Withdrawal Rights ............................................        11
         Section 5.        Extension of Tender Period; Termination; Amendment; Subsequent
                           Offering Period ..............................................        11
         Section 6.        Certain Federal Income Tax Matters ...........................        12
         Section 7.        Effects of the Offer .........................................        15
         Section 8.        Information Concerning Us and Certain of Our Affiliates ......        16
         Section 9.        Background and Reasons for the Offer .........................        19
         Section 10.       Position of the General Partner of Your Partnership With
                           Respect to the Offer .........................................        27
         Section 11.       Conflicts of Interest and Transactions with Affiliates .......        27
         Section 12.       Future Plans of the Purchaser ................................        28
         Section 13.       Certain Information Concerning Your Partnership ..............        29
         Section 14.       Voting Power .................................................        34
         Section 15.       Source of Funds ..............................................        35
         Section 16.       Dissenters' Rights ...........................................        35
         Section 17.       Conditions of the Offer ......................................        35
         Section 18.       Certain Legal Matters ........................................        37
         Section 19.       Fees and Expenses ............................................        38

ANNEX I - OFFICERS AND DIRECTORS ........................................................       I-1

ANNEX II - LETTER OF TRANSMITTAL ........................................................      II-1

                               SUMMARY TERM SHEET

     This summary term sheet highlights the most material information regarding our offer, but it does not describe all of the details thereof. We urge you to read this entire offer to purchase which contains the full details of our offer. We have also included in the summary term sheet references to the sections of this offer to purchase where a more complete discussion may be found.

o THE OFFER. Subject to the terms hereof, we are offering to acquire any and all of the limited partnership interests (units) in Consolidated Capital Institutional Properties/2, your partnership, for $32 per unit in cash. See "The Offer--Section 1. Terms of the Offer; Expiration Date; Proration" and "The Offer--Section 9. Background and Reasons for the Offer--Determination of Offer Price."

o FACTORS IN DETERMINING THE OFFER PRICE. In determining the offering price per unit we considered:

     o The fact that we believe the per unit liquidation value of your partnership is equal to our offer price per unit.

     o On November 11, 1999, Robert A. Stanger & Co., Inc., an independent investment firm, estimated the net asset value, the going concern value and liquidation value of a unit in your partnership to be $32, $27 and $31, respectively.

     o There is no trading market for the units. See "The Offer--Section 9. Background and Reasons for the Offer--Comparison of Consideration to Alternative Consideration."

o PRORATIONS. If the purchase of all validly tendered units would result in there being less than 320 unitholders, we will purchase only 99% of the total number of units so tendered by each limited partner. See "The Offer--Section 1. Terms of the Offer; Expiration Date; Proration."

o EXPIRATION DATE. Our offer expires on June 13, 2000, unless extended, and you can tender your units until our offer expires. See "The Offer--Section
     1. Terms of the Offer; Expiration Date; Proration."

o RIGHT TO EXTEND THE EXPIRATION DATE. We can extend the offer in our sole discretion, and we will send you a notice of any such extension. See "The Offer--Section 5. Extension of Tender Period; Termination; Amendment; Subsequent Offering Period."

o HOW TO TENDER. To tender your units, complete the accompanying letter of transmittal and send it to the Information Agent, River Oaks Partnership, Inc., at one of the address set forth on the back of this offer to purchase. See "The Offer--Section 3. Procedures for Tendering."

o WITHDRAWAL RIGHTS. You can withdraw your units at any time prior to the expiration of the offer, including any extensions. In addition, you can withdraw your units any time on or after July 17, 2000, if we have not already accepted units for purchase and payment. See "The Offer--Section 4. Withdrawal Rights."

o HOW TO WITHDRAW. To withdraw your units, you need to send in a notice of withdrawal identifying yourself and the units to be withdrawn. See "The Offer--Section 4. Withdrawal Rights."

o TAX CONSEQUENCES. Your sale of units will be a taxable transaction for federal income tax purposes, the consequences to each limited partner may vary and you should consult your tax advisor on the precise tax consequences to you. See "The Offer-Section 6. Certain Federal Income Tax Matters."

o AVAILABILITY OF FUNDS. We currently have the necessary cash and a line of credit to consummate the offers. See "The Offer--Section 15. Source of Funds."

o CONDITIONS TO THE OFFER. There are a number of conditions to our offer, including having adequate cash on hand and borrowings under a line of credit, lack of competing tender offers, lack of certain changes in your partnership, and lack of certain changes in the financial markets. See "The Offer--Section 17. Condition to the Offer."

o REMAINING AS A LIMITED PARTNER. If you do not tender your units, you will continue to remain a limited partner in your partnership and we have no plans to alter the operations, business or financial position of your partnership or to take your partnership private. See "The Offer--Section 7. Effects of the Offer."

o WHO WE ARE. We are AIMCO Properties, L.P., the main operating partnership of Apartment Investment and Management Company, a New York Stock Exchange listed company. See "The Offer--Section 8. Information Concerning Us and Certain of Our Affiliates."

o CONFLICTS OF INTEREST. The general partner of your partnership and the property manager are our subsidiaries and we and our affiliates currently own 42.26% of the outstanding units in your partnership. See "The Offer--Section 11. Conflicts of Interests" and "The Offer--Section 13. Certain Information Concerning Your Partnership."

o NO GENERAL PARTNER RECOMMENDATION. The general partner of your partnership makes no recommendation as to whether you should tender or refrain from tendering your units, and believes each limited partner should make his or her own decision whether or not to tender. See "Terms of the Offer--Section
     10. Position of the General Partner of Your Partnership With Respect to the Offer."

o NO SUBSEQUENT OFFERING PERIOD. We will not have a subsequent offering period after the expiration date of the initial offering period (including any extensions). See "The Offer--Extension of Tender Period; Termination; Amendment; Subsequent Offer Period."

o ADDITIONAL INFORMATION. For more assistance in tendering your units, please contact our Information Agent at one of the addresses or telephone numbers set forth on the back cover page of this offer to purchase.

                                  INTRODUCTION

     We are offering to purchase any and all of the outstanding units of limited partnership interest in your partnership, for the purchase price of $32 per unit, net to the seller in cash, without interest, less the amount of distributions, if any, made by your partnership in respect of any unit from the date hereof until the expiration date. Our offer is made upon the terms and subject to the conditions set forth in this offer to purchase and in the accompanying letter of transmittal.

     Upon the terms and subject to the conditions set forth herein, we will accept any and all units validly tendered in response to our offer. If units are validly tendered prior to the expiration date and not properly withdrawn prior to the expiration date in accordance with the procedures set forth in "The Offer--Section 4. Withdrawal Rights" and the purchase of all such units would result in there being less than 320 unitholders, we will purchase only 99% of the total number of units so tendered by each limited partner. If we are going to purchase only 99% of the units validly tendered, we will notify you of such fact.

     We will pay any transfer fees imposed for the transfer of units by your partnership. However, you will have to pay any taxes that arise from your sale of units. You will also have to pay any fees or commissions imposed by your broker, or by any custodian or other trustee of any Individual Retirement Account or benefit plan which is the owner of record of your units. Although the fees charged for transferring units from an Individual Retirement Account vary, such fees are typically $25-$50 per transaction. Depending on the number of units that you tender, any fees charged on a per transaction basis could exceed the aggregate offer price you receive (as a result of proration or otherwise).

     We have retained River Oaks Partnership Services, Inc. to act as the Information Agent in connection with our offer. We will pay all charges and expenses in connection with the services of the Information Agent. The offer is not conditioned on any minimum number of units being tendered. However, certain other conditions do apply. See "The Offer--Section 17. Conditions of the Offer." You may tender all or any portion of the units that you own. Under no circumstances will we be required to accept any unit if the transfer of that unit to us would be prohibited by the agreement of limited partnership of your partnership.

     Our offer will expire at 5:00 P.M. New York City time, on June 13, 2000, unless extended. If you desire to accept our offer, you must complete and sign the letter of transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Information Agent. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer and, if we have not accepted such units for payment, on or after July 17, 2000.

     We are AIMCO Properties, L.P., a Delaware limited partnership. Together with our subsidiaries, we conduct substantially all of the operations of Apartment Investment and Management Company, or AIMCO. AIMCO is a self-administered and self-managed real estate investment trust engaged in the ownership, acquisition, development, expansion and management of multifamily apartment properties. As of December 31, 1999, AIMCO owned or controlled, held an equity interest in or managed 363,462 apartment units in 1,942 properties located in 48 states, the District of Columbia and Puerto Rico. AIMCO's Class A Common Stock is listed and traded on the New York Stock Exchange under the symbol "AIV."

     Your partnership owns a loan owed by Consolidated Capital Equity Partners/Two, L.P., a California limited partnership ("CCEP/2"), in respect of amounts previously borrowed from your partnership by CCEP/2 and a predecessor partnership of CCEP/2. The loan is secured by mortgages or deeds of trust on real property owned by CCEP/2. ConCap Holdings, Inc., a Texas Corporation, is the sole general partner of CCEP/2 and a wholly-owned subsidiary of AIMCO.

                                  RISK FACTORS

     Before deciding whether or not to tender any of your units, you should consider carefully the following risks and disadvantages of the offer:

NO THIRD PARTY VALUATION OR APPRAISAL; NO ARMS-LENGTH NEGOTIATION

     We did not base our valuation of the properties securing the loan owned by your partnership on any third-party appraisal or valuation. We established the terms of our offer without any arms-length negotiation. The terms of the offer could differ if they were subject to independent third party negotiations. It is uncertain whether our offer price reflects the value which would be realized upon a sale of your units to a third party.

NO FAIRNESS OPINION FROM A THIRD PARTY

     We did not obtain an opinion from a third party that our offer price is fair from a financial point of view.

OFFER PRICE MAY NOT REPRESENT FAIR MARKET VALUE

     There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of the units. Our offer price does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher than our offer price.

OFFER PRICE DOES NOT REFLECT FUTURE PROSPECTS

     Our offer price is based on the historical property income of CCEP/2's properties securing the loan owned by your partnership. It does not ascribe any value to potential future improvements in the operating performance of CCEP/2's properties.

OFFER PRICE BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS

     The offer price represents only our estimate of the amount you would receive if we liquidated the partnership. In determining the liquidation value, we used for the properties the direct capitalization method to estimate the value of CCEP/2's properties securing the loan owned by your partnership because we think a prospective purchaser of the properties would value the properties using this method. In doing so, we applied a capitalization rate to CCEP/2's property income for the year ended December 31, 1999. If property income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.

OFFER PRICE MAY NOT REPRESENT LIQUIDATION VALUE

     The actual proceeds obtained from a liquidation are highly uncertain and could be more than our estimate. Accordingly, our offer price could be less than the net proceeds that you would realize upon an actual liquidation of your partnership.

CONTINUATION OF THE PARTNERSHIP; NO TIME FRAME REGARDING SALE OF PROPERTIES

     Your general partner (which is our subsidiary) is proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. It is not known when CCEP/2's property's properties securing the loan owned by your partnership may be sold. There may be no way to liquidate your investment in a partnership in the future until CCEP/2's properties are sold, the loan owned by your partnership is repaid and your partnership is liquidated. The general partner of CCEP/2 continually considers whether a property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for CCEP/2. At the current time the general partner of CCEP/2 believes that a sale of the properties would not be advantageous given market conditions, the condition of the properties and tax considerations. In particular, the general partner of CCEP/2 considered the changes in the local rental market, the potential for appreciation in the value of a property and the tax consequences to its partners on a sale of CCEP/2's properties. We cannot predict when any property will be sold or otherwise disposed of.

HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE

     Although a liquidation of your partnership is not currently contemplated in the near future, you might receive more value if you retain your units until your partnership is liquidated.

CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER

     The general partner of your partnership is our subsidiary and, therefore, has substantial conflicts of interest with respect to our offer. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. We determined our offer price without negotiation with any other party, including any general or limited partner.

NO GENERAL PARTNER RECOMMENDATION

     The general partner of your partnership makes no recommendation as to whether you should tender or refrain from tendering your units. Although the general partner believes the offer is fair, you must make your own decision whether or not to participate in the offer, based upon a number of factors, including several factors that may be personal to you, such as your financial position, your need or desire for liquidity, your preferences regarding the timing of when you might wish to sell your units, other financial opportunities available to you, and your tax position and the tax consequences to you of selling your units.

CONFLICTS OF INTEREST RELATING TO MANAGEMENT FEES

     Since we or our subsidiaries receive fees for managing your partnership and CCEP/2's properties, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees. Another conflict is the fact that a decision of the limited partners of your partnership to remove, for any reason, the general partner of your partnership or the property manager of any property owned by CCEP/2 would result in a decrease or elimination of the substantial fees paid to them for services provided to your partnership or to CCEP/2.

POSSIBLE FUTURE OFFER AT A HIGHER PRICE

     It is possible that we may conduct a future offer at a higher price. Such a decision will depend on, among other things, the performance of the partnership, prevailing economic conditions, and our interest in acquiring additional limited partnership interests.

RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS

     Your sale of units for cash will be a taxable sale, with the result that you will recognize taxable gain or loss measured by the difference between the amount realized on the sale and your adjusted tax basis in the units of limited partnership interest of your partnership you transfer to us. The "amount realized" with respect to a unit of limited partnership interest you transfer to us will be equal to the sum of the amount of cash received by you for the unit sold pursuant to the offer plus the amount of partnership liabilities allocable to the unit. The particular tax consequences for you of our offer will depend upon a number of factors related to your tax situation, including your tax basis in the units you transfer to us, whether you dispose of all of your units and whether you have available suspended passive losses, credits or other tax items to offset any gain recognized as a result of your sale of your units. Therefore, depending on your basis in the units and your tax position, your taxable gain and any tax liability resulting from a sale of units to us pursuant to the offer could exceed our offer price. Because the income tax consequences of tendering units will not be the same for everyone, you should consult your own tax advisor to determine the tax consequences of the offer to you.

LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP

     If you tender your units in response to our offer, you will transfer to us all right, title and interest in and to all of the units we accept, and the right to receive all distributions in respect of such units on and after the date on which we accept such units for purchase. Accordingly, for any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale or refinancing of properties securing the loan owned by your partnership.

POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US

     Decisions with respect to the day-to-day management of your partnership are the responsibility of the general partner. Because the general partner of your partnership is our affiliate, we control the management of your partnership. Under your partnership's agreement of limited partnership, limited partners holding a majority of the outstanding units must approve certain extraordinary transactions, including the removal of the general partner, the addition of a new general partner, most amendments to the partnership agreement and the sale of all or substantially all of your partnership's assets. If we acquire 90,047.05 additional units, we will own a majority of the outstanding units and will have the ability to control any vote of the limited partners.

RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES

     Generally, a decrease in your share of partnership liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although no general partner of your partnership has any current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause a general partner to reduce the liabilities of your partnership. If you retain all or a portion of your units and the liabilities of your partnership were to be reduced, you would be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of the partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain. Gain recognized by you on the disposition of retained units with a holding period of 12 months or less may be classified as short-term capital gain and subject to taxation at ordinary income tax rates.

POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX PURPOSES

     If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable to the assets of your partnership. This would generally decrease the annual average depreciation deductions allocable to you for certain years following our offer if you do not tender all of your interests in your partnership (thereby increasing the taxable income allocable to your interests in your partnership each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to interests in your partnership that you choose to retain. Gain recognized by you on the disposition of retained units with a holding period of 12 months or less may be classified as short-term capital gain and subject to taxation at ordinary income tax rates.

RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD

     Your partnership's agreement of limited partnership prohibits any transfer of an interest if such transfer, together with all other transfers during the preceding 12 months, would cause 50% or more of the total interest in capital and profits of your partnership to be transferred within such 12-month period. If we acquire a significant percentage of the interest in your partnership, you may not be able to transfer your units for a 12-month period following our offer.

POTENTIAL DELAY IN PAYMENT

     We reserve the right to extend the period of time during which our offer is open and thereby delay acceptance for payment of any tendered units. The offer may be extended indefinitely, and no payment will be made in respect of tendered units until the expiration of the offer and acceptance of units for payment.

                                    THE OFFER

SECTION 1. TERMS OF THE OFFER; EXPIRATION DATE; PRORATION.

     Upon the terms and subject to the conditions of the offer, we will accept (and thereby purchase) any and all units that are validly tendered on or prior to the expiration date and not withdrawn in accordance with the procedures set forth in "The Offer -- Section 4. Withdrawal Rights." For purposes of the offer, the term "expiration date" shall mean 5:00 P.M., New York City time, on June 13, 2000, unless we in our sole discretion shall have extended the period of time for which the offer is open, in which event the term "expiration date" shall mean the latest time and date on which the offer, as extended by us, shall expire. See "The Offer -- Section 5. Extension of Tender Period; Termination; Amendment; Subsequent Offering Period," for a description of our right to extend the period of time during which the offer is open and to amend or terminate the offer.

     The purchase price per unit will automatically be reduced by the aggregate amount of distributions per unit, if any, made by your partnership to you on or after the commencement of our offer and prior to the date on which we acquire your units pursuant to our offer.

     If, prior to the expiration date, we increase the consideration offered to limited partners pursuant to the offer, the increased consideration will be paid for all units accepted for payment pursuant to the offer, whether or not the units were tendered prior to the increase in consideration.

     If units are validly tendered prior to the expiration date and not properly withdrawn prior to the expiration date in accordance with the procedures set forth in "The Offer--Section 4. Withdrawal Rights" and the purchase of all such units would result in (i) a "Rule 13e-3 transaction" within the meaning of the Securities Exchange Act of 1934 (the "Exchange Act") , or (ii) there being less than 320 unitholders, we will purchase only 99% of the total number of units so tendered by each limited partner (subject to any necessary adjustment for fractional units). If we are going to purchase only 99% of the units validly tendered, we will notify you of such fact. In such case, you would continue to be a limited partner and receive a K-1 for tax reporting purposes. See "The Offer--Section 7. Effects of the Offer--Effect on Trading Market; Registration Under 12(g) of the Exchange Act."

     The offer is conditioned on satisfaction of certain conditions. THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF UNITS BEING TENDERED. See "The Offer--Section 17. Conditions to the Offer," which sets forth in full the conditions of the offer. We reserve the right (but in no event shall we be obligated), in our reasonable discretion, to waive any or all of those conditions. If, on or prior to the expiration date, any or all of the conditions have not been satisfied or waived, we reserve the right to (i) decline to purchase any of the units tendered, terminate the offer and return all tendered units to tendering limited partners, (ii) waive all the unsatisfied conditions and purchase, subject to the terms of the offer, any and all units validly tendered, (iii) extend the offer and, subject to the withdrawal rights of limited partners, retain the units that have been tendered during the period or periods for which the offer is extended, or (iv) amend the offer. The transfer of units will be effective April 1, 2000.

     This offer is being mailed to the persons shown by your partnership's records to have been limited partners or, in the case of units owned of record by Individual Retirement Accounts and qualified plans, beneficial owners of units, as of May 15, 2000.

SECTION 2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS.

     Upon the terms and subject to the conditions of the offer, we will purchase, by accepting for payment, and will pay for any and all units validly tendered as promptly as practicable following the expiration date. A tendering beneficial owner of units whose units are owned of record by an Individual Retirement Account or other qualified plan will not receive direct payment of the offer price; rather, payment will be made to the custodian of such account or plan. In all cases, payment for units purchased pursuant to the offer will be made only after timely receipt by the Information Agent of a properly completed and duly executed letter of transmittal and other documents required by the letter of transmittal. See "The Offer--Section 3. Procedure for Tendering Units." UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT.

     We will, upon the terms and subject to the conditions of the offer, accept for payment and pay for any and all units validly tendered, with appropriate adjustments to avoid purchases that would violate the agreement of limited partnership of your partnership and any relevant procedures or regulations promulgated by the general partner. Accordingly, in some circumstances, we may pay you the full offer price and accept an assignment of your right to receive distributions and other payments and an irrevocable proxy in respect of the units and defer, perhaps indefinitely, the transfer of ownership of the units on the partnership books. In other circumstance we may only be able to purchase units which, together with units previously transferred within the preceding twelve months, do not exceed 50% of the outstanding units.

     If more units than can be purchased under the partnership agreement are validly tendered prior to the expiration date and not properly withdrawn prior to the expiration date in accordance with the procedures specified herein, we will, upon the terms and subject to the conditions of the offer, accept for payment and pay for those units so tendered which do not violate the terms of the partnership agreement, pro rata according to the number of units validly tendered by each limited partner and not properly withdrawn on or prior to the expiration date, with appropriate adjustments to avoid purchases of fractional units. If the number of units validly tendered and not properly withdrawn on or prior to the expiration date is less than or equal to the maximum number we can purchase under the partnership agreement, we will purchase all units so tendered and not withdrawn, upon the terms and subject to the conditions of the offer.

     If proration of tendered units is required, then, subject to our obligation under Rule 14e-1(c) under the Exchange Act to pay limited partners the purchase price in respect of units tendered or return those units promptly after termination or withdrawal of the offer, we do not intend to pay for any units accepted for payment pursuant to the offer until the final proration results are known. Notwithstanding any such delay in payment, no interest will be paid on the cash offer price.

     For purposes of the offer, we will be deemed to have accepted for payment pursuant to the offer, and thereby purchased, validly tendered units, if, as and when we give verbal or written notice to the Information Agent of our acceptance of those units for payment pursuant to the offer. Payment for units accepted for payment pursuant to the offer will be made through the Information Agent, which will act as agent for tendering limited partners for the purpose of receiving cash payments from us and transmitting cash payments to tendering limited partners.

     If any tendered units are not accepted for payment by us for any reason, the letter of transmittal with respect to such units not purchased may be destroyed by us or the Information Agent or returned to you. You may withdraw tendered units until the expiration date (including any extensions). In addition, if we have not accepted units for payment by July 17, 2000, you may then withdraw any tendered units. After the expiration date, the Information Agent may, on our behalf, retain tendered units, and those units may not be otherwise withdrawn, if, for any reason, acceptance for payment of, or payment for, any units tendered pursuant to the offer is delayed or we are unable to accept for payment, purchase or pay for units tendered pursuant to the offer. Any such action is subject, however, to our obligation under Rule 14e-1(c) under the Exchange Act, to pay you the offer price in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     We reserve the right to transfer or assign, in whole or in part, to one or more of our affiliates, the right to purchase units tendered pursuant to the offer, but no such transfer or assignment will relieve us of our obligations under the offer or prejudice your rights to receive payment for units validly tendered and accepted for payment pursuant to the offer.

SECTION 3. PROCEDURE FOR TENDERING UNITS.

     VALID TENDER. To validly tender units pursuant to the offer, a properly completed and duly executed letter of transmittal and any other documents required by such letter of transmittal must be received by the Information Agent, at one of its addresses set forth on the back cover of this offer to purchase, on or prior to the expiration date. You may tender all or any portion of your units. No alternative, conditional or contingent tenders will be accepted.

     SIGNATURE REQUIREMENTS. If the letter of transmittal is signed by the registered holder of a unit and payment is to be made directly to that holder, then no signature guarantee is required on the letter of transmittal. Similarly, if a unit is tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States (each an "Eligible Institution"), no signature guarantee is required on the letter of transmittal. However, in all other cases, all signatures on the letter of transmittal must be guaranteed by an Eligible Institution.

     In order for you to tender in the offer, your units must be validly tendered and not withdrawn on or prior to the expiration date.

     THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT YOUR OPTION AND RISK AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE INFORMATION AGENT. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

     APPOINTMENT AS PROXY; POWER OF ATTORNEY. By executing the letter of transmittal, you are irrevocably appointing us and our designees as your proxy, in the manner set forth in the letter of transmittal, each with full power of substitution, to the fullest extent of the your rights with respect to the units tendered by you and accepted for payment by us. Each such proxy shall be considered coupled with an interest in the tendered units. Such appointment will be effective when, and only to the extent that, we accept the tendered unit for payment. Upon such acceptance for payment, all prior proxies given by you with respect to the units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). We and our designees will, as to those units, be empowered to exercise all voting and other rights as a limited partner as we, in our sole discretion, may deem proper at any meeting of limited partners, by written consent or otherwise. We reserve the right to require that, in order for units to be deemed validly tendered, immediately upon our acceptance for payment of the units, we must be able to exercise full voting rights with respect to the units, including voting at any meeting of limited partners then scheduled or acting by written consent without a meeting. By executing the letter of transmittal, you agree to execute all such documents and take such other actions as shall be reasonably required to enable the units tendered to be voted in accordance with our directions. The proxy granted by you to us will remain effective and be irrevocable for a period of ten years following the termination of our offer.

     By executing the letter of transmittal, you also irrevocably constitute and appoint us and our designees as your attorneys-in-fact, each with full power of substitution, to the full extent of your rights with respect to the units tendered by you and accepted for payment by us. Such appointment will be effective when, and only to the extent that, we pay for your units will remain effective and be irrevocable for a period of ten years following the termination of our offer. You will agree not to exercise any rights pertaining to the tendered units without our prior consent. Upon such payment, all prior powers of attorney granted by you with respect to such units will, without further action, be revoked, and no subsequent powers of attorney may be granted (and if granted will not be effective). Pursuant to such appointment as attorneys-in-fact, we and our designees each will have the power, among other things, (i) to transfer ownership of such units on the partnership books maintained by your general partner (and execute and deliver any accompanying evidences of transfer and authenticity it may deem necessary or appropriate in connection therewith), (ii) upon receipt by the Information Agent of the offer consideration, to become a substituted limited partner, to receive any and all distributions made by your partnership on or after the date on which we acquire such units, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such units in accordance with the terms of our offer, (iii) to execute and deliver to the general partner of your partnership a change of address form instructing the general partner to send any and all future distributions to which we are entitled pursuant to the terms of the offer in respect of tendered units to the address specified in such form, and (iv) to endorse any check payable to you or upon your order representing a distribution to which we are entitled pursuant to the terms of our offer, in each case, in your name and on your behalf.

     By executing the letter of transmittal, you will irrevocably constitute and appoint us and any of our designees as your true and lawful agent and attorney-in-fact with respect to such units, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to withdraw any or all of such units that have been previously tendered in response to any other tender or exchange offer, provided that the price per unit we are offering is equal to or higher than the price per unit being offered in the other tender or exchange offer. Such appointment is effective upon the execution and receipt of the letter of transmittal and shall continue to be effective unless and until you withdraw such units from this offer prior to the expiration date.

     ASSIGNMENT OF INTEREST IN FUTURE DISTRIBUTIONS. By executing the letter of transmittal, you will irrevocably assign to us and our assigns all of your right, title and interest in and to any and all distributions made by your partnership from any source and of any nature, including, without limitation, distributions in the ordinary course, distributions from sales of assets, distributions upon liquidation, winding-up, or dissolution, payments in settlement of existing or future litigation, and all other distributions and payments from and after the expiration date of our offer, in respect of the units tendered by you and accepted for payment and thereby purchased by us. If, after the unit is accepted for payment and purchased by us, you receive any distribution from any source and of any nature, including, without limitation, distributions in the ordinary course, distributions from sales of assets, distributions upon liquidation, winding-up or dissolution, payments in settlement of existing or future litigation and all other distributions and payments, from your partnership in respect of such unit, you will agree to forward promptly such distribution to us.

     DETERMINATION OF VALIDITY; REJECTION OF UNITS; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of units pursuant to our offer will be determined by us, in our reasonable discretion, which determination shall be final and binding on all parties. We reserve the absolute right to reject any or all tenders of any particular unit determined by us not to be in proper form or if the acceptance of or payment for that unit may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive or amend any of the conditions of the offer that we are legally permitted to waive as to the tender of any particular unit and to waive any defect or irregularity in any tender with respect to any particular unit of any particular limited partner. Our interpretation of the terms and conditions of the offer (including the letter of transmittal) will be final and binding on all parties. No tender of units will be deemed to have been validly made unless and until all defects and irregularities have been cured or waived. Neither us, the Information Agent, nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any unit or will incur any liability for failure to give any such notification.

     BACKUP FEDERAL INCOME TAX WITHHOLDING. To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer price, you may have to provide us with your correct taxpayer identification number. See the instructions to the letter of transmittal and "The Offer--Section 6. Certain Federal Income Tax Matters."

     FIRPTA WITHHOLDING. To prevent the withholding of Federal income tax in an amount equal to 10% of the amount realized on the disposition (the amount realized is generally the offer price plus the partnership liabilities allocable to each unit purchased), you must certify that you are not a foreign person if you tender units. See the instructions to the letter of transmittal and "The Offer--Section 6. Certain Federal Income Tax Matters."

     TRANSFER TAXES. The amount of any transfer taxes (whether imposed on the registered holder of units or any person) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes or exemption therefrom is submitted.

     BINDING AGREEMENT. A tender of a unit pursuant to any of the procedures described above and the acceptance for payment of such unit will constitute a binding agreement between the tendering unitholder and us on the terms set forth in this offer to purchase and the related letter of transmittal.

SECTION 4. WITHDRAWAL RIGHTS.

     You may withdraw tendered units at any time prior to the expiration date, including any extensions thereof, or on or after July 17, 2000, if the units have not been previously accepted for payment.

     For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Information Agent at one of its addresses set forth on the back cover of the offer to purchase. Any such notice of withdrawal must specify the name of the person who tendered, the number of units to be withdrawn and the name of the registered holder of such units, if different from the person who tendered. In addition, the notice of withdrawal must be signed by the person who signed the letter of transmittal in the same manner as the letter of transmittal was signed.

     If purchase of, or payment for, a unit is delayed for any reason, or if we are unable to purchase or pay for a unit for any reason, then, without prejudice to our rights under the offer, tendered units may be retained by the Information Agent; subject, however, to our obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer price in respect of units tendered or return those units promptly after termination or withdrawal of our offer.

     Any units properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of our offer. However, withdrawn units may be re-tendered at any time prior to the expiration date by following the procedures described in "The Offer--Section 3. Procedures for Tendering Units."

     All questions as to the validity and form (including time of receipt) of notices of withdrawal will be determined by us in our reasonable discretion, which determination will be final and binding on all parties. Neither we, the Information Agent, nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

SECTION 5. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT; SUBSEQUENT OFFERING PERIOD .

     We expressly reserve the right, in our reasonable discretion, at any time and from time to time, (i) to extend the period of time during which our offer is open and thereby delay acceptance for payment of, and the payment for, any unit, (ii) to terminate the offer and not accept any units not theretofore accepted for payment or paid for if any of the conditions to the offer are not satisfied or if any event occurs that might reasonably be expected to result in a failure to satisfy such conditions, (iii) upon the occurrence of any of the conditions specified in "The Offer--Section

17. Conditions to the Offer," to delay the acceptance for payment of, or payment for, any units not already accepted for payment or paid for, and (iv) to amend our offer in any respect (including, without limitation, by increasing or decreasing the consideration offered, increasing or decreasing the units being sought, or both). Notice of any such extension, termination or amendment will promptly be disseminated to you in a manner reasonably designed to inform you of such change. In the case of an extension of the offer, the extension may be followed by a press release or public announcement which will be issued no later than 9:00 a.m., New York City time, on the next business day after the scheduled expiration date of our offer, in accordance with Rule 14e-1(d) under the Exchange Act. If we extend the offer, or if we delay payment for a unit (whether before or after its acceptance for payment) or are unable to pay for a unit pursuant to our offer for any reason, then, without prejudice to our rights under the offer, the Information Agent may retain tendered units and those units may not be withdrawn except to the extent tendering unitholders are entitled to withdrawal rights as described in "The Offer--Section 4. Withdrawal Rights"; subject, however, to our obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer price in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     If we make a material change in the terms of our offer, or if we waive a material condition to our offer, we will extend the offer and disseminate additional tender offer materials to the extent required by Rule 14e-1 under the Exchange Act. The minimum period during which the offer must remain open following any material change in the terms of the offer, other than a change in price or a change in percentage of securities sought or a change in any dealer's soliciting fee, if any, will depend upon the facts and circumstances, including the materiality of the change, but generally will be five business days. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer's soliciting fee, if any, a minimum of ten business days from the date of such change is generally required to allow for adequate dissemination to unitholders. Accordingly, if, prior to the expiration date, we increase (other than increases of not more than two percent of the outstanding units) or decrease the number of units being sought, or increase or decrease the offer price, and if the offer is scheduled to expire at any time earlier than the tenth business day after the date that notice of such increase or decrease is first published, sent or given to unitholders, the offer will be extended at least until the expiration of such ten business days. As used in the offer to purchase, "business day" means any day other than a Saturday, Sunday or a Federal holiday, and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

     Pursuant to Rule 14d-11 under the Exchange Act, we may be able to provide for a subsequent offering period in tender offers for any and all outstanding units. A subsequent offering period is an additional period of from three to twenty business days following the expiration date of the offer (including any extensions), in which unitholders may continue to tender units not tendered in the offer for the offer price. In a public release, the Securities and Exchange Commission (the "SEC") has expressed the view that the inclusion of a subsequent offering period would constitute a material change to the terms of the offer requiring us to disseminate new information to unitholders in a manner reasonably calculated to inform them of such change sufficiently in advance of the expiration date (generally five business days). We do not plan to offer a subsequent offering period. In the event we elect to include a subsequent offering period, we will so notify you consistent with the requirements of the SEC.

SECTION 6. CERTAIN FEDERAL INCOME TAX MATTERS.

     The following summary is a general discussion of certain of the United States federal income tax consequences of the offer that may be relevant to (i) unitholders who tender some or all of their units for cash pursuant to our offer, and (ii) unitholders who do not tender any of their units pursuant to our offer. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), Treasury Regulations, rulings issued by the Internal Revenue Service (the "IRS"), and judicial decisions, all as of the date of this offer to purchase. All of the foregoing are subject to change or alternative construction, possibly with retroactive effect, and any such change or alternative construction could affect the continuing accuracy of this summary. This summary is based on the assumption that your partnership is operated in accordance with its organizational documents including its certificate of limited partnership and agreement of limited partnership. This summary is for general information only and does not purport to discuss all aspects of federal income taxation which may be important to a particular person in light of its investment or tax circumstances, or to certain types of investors subject to special tax rules (including financial institutions, broker-dealers, insurance companies, and, except to the extent discussed below, tax-exempt organizations and foreign investors, as determined for United States federal income tax purposes), nor (except as otherwise expressly indicated) does it describe any aspect of state, local, foreign or other tax laws. This summary assumes that the units constitute capital assets in the hands of the unitholders (generally, property held for investment). No advance ruling has been or will be sought from the IRS regarding any matter discussed in this offer to purchase. Further, no opinion of counsel has been obtained with regard to the offer.

     THE UNITED STATES FEDERAL INCOME TAX TREATMENT OF A UNITHOLDER PARTICIPATING IN THE OFFER DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF UNITED STATES FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. ACCORDINGLY, YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF SELLING THE LIMITED PARTNERSHIP INTERESTS IN YOUR PARTNERSHIP REPRESENTED BY UNITS PURSUANT TO OUR OFFER OR OF A DECISION NOT TO SELL IN LIGHT OF YOUR SPECIFIC TAX SITUATION.

     TAX CONSEQUENCES TO LIMITED PARTNERS TENDERING UNITS FOR CASH. You will recognize gain or loss on a sale of a unit of limited partnership of your partnership equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in the unit sold. The "amount realized" with respect to a unit of limited partnership of your partnership will be equal to the sum of the amount of cash received by you for the unit sold pursuant to the offer plus the amount of partnership liabilities allocable to the unit (as determined under Section 752 of the Internal Revenue Code). Thus, your taxable gain and tax liability resulting from a sale of a unit of limited partnership of your partnership could exceed the cash received upon such sale.

     ADJUSTED TAX BASIS. If you acquired your units of limited partnership of your partnership for cash, your initial tax basis in such units was generally equal to your cash investment in your partnership increased by your share of partnership liabilities at the time you acquired such units. Your initial tax basis generally has been increased by (i) your share of partnership income and gains, and (ii) any increases in your share of partnership liabilities, and has been decreased (but not below zero) by (i) your share of partnership cash distributions, (ii) any decreases in your share of partnership liabilities,
(iii) your share of partnership losses, and (iv) your share of nondeductible partnership expenditures that are not chargeable to capital. For purposes of determining your adjusted tax basis in units of limited partnership of your partnership immediately prior to a disposition of your units, your adjusted tax basis in your units will include your allocable share of partnership income, gain or loss for the taxable year of disposition. If your adjusted tax basis is less than your share of partnership liabilities (e.g., as a result of the effect of net loss allocations and/or distributions exceeding the cost of your unit), your gain recognized with respect to a unit of limited partnership of your partnership pursuant to the offer will exceed the cash proceeds realized upon the sale of such unit.

     CHARACTER OF GAIN OR LOSS RECOGNIZED PURSUANT TO THE OFFER. Except as described below, the gain or loss recognized by you on a sale of a unit of limited partnership of your partnership pursuant to the offer generally will be treated as a long-term capital gain or loss if you held the unit for more than one year. Long-term capital gains recognized by individuals and certain other noncorporate taxpayers generally will be subject to a maximum United States federal income tax rate of 20%. If the amount realized with respect to a unit of limited partnership of your partnership that is attributable to your share of "unrealized receivables" of your partnership exceeds the tax basis attributable to those assets, such excess will be treated as ordinary income. Among other things, "unrealized receivables" include depreciation recapture for certain types of property. In addition, the maximum United States federal income tax rate applicable to persons who are noncorporate taxpayers for net capital gains attributable to the sale of depreciable real property (which may be determined to include an interest in a partnership such as your units) held for more than one year is currently 25% (rather than 20%) with respect to that portion of the gain attributable to depreciation deductions previously taken on the property.

     If you tender a unit of limited partnership interest of your partnership in the offer, you will be allocated a share of partnership taxable income or loss for the year of tender with respect to any units sold. You will not receive any future distributions on units of limited partnership interest of your partnership tendered on or after the date on which such units are accepted for purchase and, accordingly, you may not receive any distributions with respect to such accreted income. Such allocation and any partnership cash distributions to you for that year will affect your adjusted tax basis in your unit of limited partnership interest of your partnership and, therefore, the amount of your taxable gain or loss upon a sale of a unit pursuant to the offer.

     PASSIVE ACTIVITY LOSSES. The passive activity loss rules of the Internal Revenue Code limit the use of losses derived from passive activities, which generally include investments in limited partnership interests such as the units of limited partnership interest of your partnership. An individual, as well as certain other types of investors, generally cannot use losses from passive activities to offset nonpassive activity income received during the taxable year. Passive losses that are disallowed for a particular tax year are "suspended" and may be carried forward to offset passive activity income earned by the investor in future taxable years. In addition, such suspended losses may be claimed as a deduction, subject to other applicable limitations, upon a taxable disposition of the investor's interest in such activity.

     Accordingly, if your investment in your units is treated as a passive activity, you may be able to reduce gain from the sale of your units of limited partnership interest of your partnership pursuant to the offer with passive losses in the manner described below. If you sell all or a portion of your units of limited partnership interest of your partnership pursuant to the offer and recognize a gain on your sale, you will generally be entitled to use your current and "suspended" passive activity losses (if any) from your partnership and other passive sources to offset that gain. In general, if you sell all or a portion of your units of limited partnership interest of your partnership pursuant to the offer and recognize a loss on such sale, you will be entitled to deduct that loss currently (subject to other applicable limitations) against the sum of your passive activity income from your partnership for that year (if any) plus any passive activity income from other sources for that year. If you sell all of your units pursuant to the offer, the balance of any "suspended" losses from your partnership that were not otherwise utilized against passive activity income as described in the two preceding sentences will generally no longer be suspended and will generally therefore be deductible (subject to any other applicable limitations) by you against any other income for that year, regardless of the character of that income. You are urged to consult your tax advisor concerning whether, and the extent to which, you have available "suspended" passive activity losses from your partnership or other investments that may be used to reduce gain from the sale of units pursuant to the offer.

     INFORMATION REPORTING, BACKUP WITHHOLDING AND FIRPTA. If you tender any units, you must report the transaction by filing a statement with your United States federal income tax return for the year of the tender which provides certain required information to the IRS. To prevent the possible application of back-up United States federal income tax withholding of 31% with respect to the payment of the offer consideration, you are generally required to provide us with your correct taxpayer identification number. See the instructions to the letter of transmittal.

     Gain realized by a foreign person on the sale of a unit pursuant to the offer will be subject to federal income tax under the Foreign Investment in Real Property Tax Act of 1980. Under these provisions of the Internal Revenue Code, the transferee of an interest held by a foreign person in a partnership which owns United States real property generally is required to deduct and withhold 10% of the amount realized on the disposition. Amounts withheld would be creditable against a foreign person's United States federal income tax liability and, if in excess thereof, a refund could be claimed from the Internal Revenue Service by filing a United States income tax return. See the instructions to the letter of transmittal.

     TAX CONSEQUENCES TO NON-TENDERING AND PARTIALLY-TENDERING LIMITED PARTNERS.
Section 708 of the Internal Revenue Code provides that if there is a sale or exchange of 50% or more of the total interest in capital and profits of a partnership within any 12-month period, such partnership terminates for United States federal income tax purposes. It is possible that our acquisition of units pursuant to the offer alone or in combination with other transfers of interests in your partnership could result in such a termination of your partnership. If your partnership is deemed to terminate for tax purposes, the following Federal income tax events will be deemed to occur: the terminated partnership will be deemed to have contributed all of its assets (subject to its liabilities) to a new partnership in exchange for an interest in the new partnership and, immediately thereafter, the old partnership will be deemed to have distributed interests in the new partnership to the remaining limited partners in proportion to their respective interests in the old partnership in liquidation of the old partnership.

     You will not recognize any gain or loss upon such deemed contribution of your partnership's assets to the new partnership or upon such deemed distribution of interests in the new partnership, and your capital account in your partnership will carry over to the new partnership. A termination of your partnership for Federal income tax purposes may change (and possibly shorten) your holding period with respect to interest in you partnership that you choose to retain. Gain recognized by you on the disposition of retained units with a holding period of 12 months or less may be classified as short-term capital gain and subject to taxation at ordinary income tax rates.

     A termination of your partnership for Federal income tax purpose may also subject the assets of your partnership to longer depreciable lives than those currently applicable to the assets of your partnership. This would generally decrease the annual average depreciation deductions allocable to you for certain years following our offer if you do not tender all of your interests in your partnership (thereby increasing the taxable income allocable to your interests in your partnership each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Additionally, upon a termination of your partnership, the taxable year of your partnership will close for Federal income tax purposes.

SECTION 7. EFFECTS OF THE OFFER.

     FUTURE CONTROL BY AIMCO. Because the general partner of your partnership is our subsidiary, we have control over the management of your partnership. If we are successful in acquiring more than 9.81% of the units pursuant to the offer, we will own more than 50% of the total outstanding units and, as a result, we will be able to control the outcome of all voting decisions with respect to your partnership. Even if we acquire a lesser number of units pursuant to the offer, because we currently own approximately 41.26% of the outstanding units, we will be able to significantly influence the outcome of all voting decisions with respect to your partnership. In general, we will vote the units owned by us in whatever manner we deem to be in our best interests, which may not be in the interest of other limited partners. This could (1) prevent non-tendering limited partners from taking action they desire but that we oppose and (2) enable us to take action desired by us but opposed by non-tendering limited partners. We also own the company that manages the residential properties securing the loan owned by your partnership. In the event that we acquire a substantial number of units pursuant to the offer, removal of a property manager may become more difficult or impossible.

     DISTRIBUTIONS TO US. If we acquire units in the offer, we will participate in any subsequent distributions to limited partners to the extent of the units purchased.

     PARTNERSHIP STATUS. We believe our purchase of units should not adversely affect the issue of whether your partnership is classified as a partnership for Federal income tax purposes.

     BUSINESS. Our offer will not affect the operation of CCEP/2's property's properties securing the loan owned by your partnership. We will continue to control the general partner of your partnership and the property manager, both of which will remain the same. Consummation of the offer will not affect your agreement of limited partnership, the operations of any partnership, the business and assets owned by partnership, the management compensation payable to your general partner or any other matter relating to your partnership, except it would result in us increasing our ownership of units. We have no current intention of changing the fee structure for your general partner or the manager of CCEP/2's properties.

     EFFECT ON TRADING MARKET; REGISTRATION UNDER 12(G) OF THE EXCHANGE ACT. If a substantial number of units are purchased pursuant to the offer, the result will be a reduction in the number of limited partners in your partnership. In the case of certain kinds of equity securities, a reduction in the number of securityholders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. In the case of your partnership, however, there is no established public trading market for the units and, therefore, we do not believe a reduction in the number of limited partners will materially further restrict your ability to find purchasers for your units through secondary market transactions.

     The units are registered under Section 12(g) of the Exchange Act, which means, among other things, that your partnership is required to file periodic reports with the SEC and to comply with the SEC's proxy rules. We do not expect or intend that consummation of the offer will cause the units to cease to be registered under Section 12(g) of the Exchange Act. If the units were to be held by fewer than 300 persons, your partnership could apply to de-register the units under the Exchange Act. Your partnership currently has 25,693 unitholders of record. If units are tendered which would result in less than 320 unitholders, we will purchase no more than 99% of the units tendered by each unitholder to assure that there are more than 300 unitholders after the offer. See "The Offer--Section 1. Terms of the Offer; Expiration Date."

     ACCOUNTING TREATMENT. Upon consummation of the offer, we will account for our investment in any acquired units under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

SECTION 8. INFORMATION CONCERNING US AND CERTAIN OF OUR AFFILIATES.

     GENERAL. We are AIMCO Properties, L.P., a Delaware limited partnership. Together with our subsidiaries, we conduct substantially all of the operations of Apartment Investment and Management Company, a Maryland corporation ("AIMCO"). AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. AIMCO's Class A Common Stock is listed and traded on the New York Stock Exchange under the symbol "AIV." As of December 31, 1999, we owned or managed 363,462 apartment units in 1,942 properties located in 48 states, the District of Columbia and Puerto Rico. Based on apartment unit data compiled as of January 1, 1999, by the National Multi Housing Council, we believe that we are the largest owner and manager of multi-family apartment properties in the United States. As of December 31, 1999, we :

     -    owned or controlled 106,148 units in 373 apartment properties;

     -    held an equity interest in 133,113 units in 751 apartment properties;
          and

     - managed 124,201 units in 818 apartment properties for third party owners and affiliates.

     Our general partner is AIMCO-GP, Inc., a Delaware corporation, which is a wholly-owned subsidiary of AIMCO. Our principal executive offices are located at Colorado Center, Tower Two, 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222, and our telephone number is (303) 757-8101.

     The names, positions and business addresses of the directors and executive officers of AIMCO and your general partner (which is our subsidiary) as well as a biographical summary of the experience of such persons for the past five years or more, are set forth on Annex I attached hereto and are incorporated herein by reference.

     We and AIMCO are both subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, file reports and other information with the Securities and Exchange Commission relating to our business, financial condition and other matters, including the complete financial statements summarized below. Such reports and other information may be inspected at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Room of the SEC in Washington, D.C. at prescribed rates. The SEC also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, information filed by AIMCO with the New York Stock Exchange may be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

     For more information regarding AIMCO Properties, L.P., please refer to the Annual Report on Form 10-K for the year ended December 31, 1999, (particularly the management's discussion and analysis of financial condition and results of operations) and other reports and documents filed by us with the SEC.

     Except as described in "The Offer--Section 9. Background and Reasons for the Offer," and "The Offer--Section 11. Conflicts of Interests and Transactions with Affiliates" neither we nor, to the best of our knowledge, any of the persons listed on Annex I attached hereto, (i) beneficially own or have a right to acquire any units, (ii) has effected any transaction in the units in the past 60 days, or (iii) have any contract, arrangement, understanding or relationship with any other person with respect to any securities of your partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies. Neither we nor our affiliates intend to tender any units beneficially owned in this offer.

     Summary selected financial information for AIMCO Properties, L.P. The historical summary financial data for AIMCO Properties, L.P. for the years ended December 31, 1999 and 1998, is based on audited financial statements. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the AIMCO Operating Partnership" included in the AIMCO Operating Partnership's Form 10-K for the year ended December 31, 1999.

                                                                                        Year Ended
                                                                                       December 31,
                                                                               ----------------------------
                                                                                  1999              1998
                                                                               -----------      -----------
                                                                             (Dollars in thousands, except per
                                                                                        unit data)

OPERATING DATA:
RENTAL PROPERTY OPERATIONS
         Rental and other property revenue                                     $   531,883      $   373,963
         Property operating expenses                                              (213,959)        (145,966)
         Owned property management expenses                                        (15,322)         (10,882)
         Depreciation                                                             (131,257)         (83,908)
                                                                               -----------      -----------
         Income from property operations                                           171,345          133,207
                                                                               -----------      -----------
SERVICE COMPANY BUSINESS:
         Management fees and other income                                           42,877           22,675
         Management and other expenses                                             (25,470)         (16,960)
                                                                               -----------      -----------
         Income from service company business                                       17,407            5,715
                                                                               -----------      -----------
         General and administrative expenses                                       (12,016)         (11,418)
         Interest expense                                                         (139,124)         (88,208)
         Interest income                                                            62,183           29,252
Equity in earnings of unconsolidated subsidiaries (a)                               (2,588)          12,009
Equity in earnings (losses) of unconsolidated real estate partnerships (b)          (2,400)          (2,665)
Loss from IPLP exchange and assumption                                                (684)          (2,648)
Minority interest                                                                   (5,788)          (1,868)
Amortization of goodwill                                                            (5,860)          (8,735)
                                                                               -----------      -----------
Income from operations                                                              82,475           64,641
Gain on disposition of properties                                                   (1,785)           4,287
                                                                               -----------      -----------
Income before extraordinary item                                                    80,690           68,928
Extraordinary item--early extinguishment of debt                                        --               --
Net income                                                                     $    80,690      $    68,928
                                                                               ===========      ===========
BALANCE SHEET INFORMATION
         (end of period):
Real estate, before accumulated depreciation                                   $ 4,508,535      $ 2,743,865
Real estate, net of accumulated depreciation                                     4,092,543        2,515,710
Total assets                                                                     5,684,251        4,186,764
Total mortgages and notes payable                                                2,584,289        1,601,730
Redeemable Partnership Units                                                            --               --
Partnership-obligated mandatory redeemable                                         149,500          149,500
  convertible preferred securities of a subsidiary trust
Partners' capital                                                                2,486,889        2,153,335
         OTHER INFORMATION:
Total owned or controlled properties (end of period)                                   373              234
Total owned or controlled apartment units (end of period)                          106,148           61,672
Total equity apartment units (end of period)                                       133,113          171,657
Units under management (end of period)                                             124,201          146,034
Basic earnings per Common OP Unit                                              $      0.39      $      0.80
Diluted earnings per Common OP Unit                                            $      0.38      $      0.78
Distributions paid per Common OP Unit                                          $      2.50      $      2.25
Cash flows provided by operating activities                                    $   254,380      $   144,152
Cash flows used in investing activities                                        $  (243,078)     $  (342,541)
Cash flows provided by (used in) financing activities                          $    37,470      $   214,133
Funds from operations (c)                                                      $   320,434      $   193,830
Weighted average number of Common OP Units outstanding                              78,531           56,567

--------------------
(a) Represents AIMCO Properties, L.P. equity earnings in unconsolidated subsidiaries.

(b) Represents AIMCO Properties, L.P.'s share of earnings from partnerships that own 133,113 apartment units at December 31, 1999 in which partnerships AIMCO Properties, L.P. owns an equity interest.

(c) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO", when considered with the financial data determined in accordance with generally accepted accounting principles, provides a useful measure of performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") defines FFO as net income (loss), computed in accordance with generally accepted accounting principles, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based on the NAREIT definition, as adjusted for the amortization of goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on preferred stock. AIMCO Properties, L.P.'s management believes that presentation of FFO provides investors with industry-accepted measurements which help facilitate an understanding of its ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.

The following is a reconciliation of net income to funds from operations:

                                                                       Year Ended
                                                                      December 31,
                                                                ------------------------
                                                                  1999           1998
                                                                ---------      ---------
                                                                     (in thousands)

Net income                                                      $  80,690      $  68,928
Extraordinary item                                                     --             --
Gain (loss) on disposition of property                              1,785         (4,287)
Real estate depreciation, net of minority interests               121,084         79,869
Real estate depreciation related to unconsolidated entities       104,754         34,765
Amortization                                                       36,731         26,177
Deferred taxes                                                      1,763          9,215
Expenses associated with convertible preferred securities           6,892             --
Preferred unit distributions                                      (33,265)       (20,837)
                                                                ---------      ---------
Funds from operations                                           $ 320,434      $ 193,830
                                                                =========      =========

     RATIOS OF EARNINGS TO FIXED CHARGES OF AIMCO PROPERTIES, L.P. The following table shows for the AIMCO Properties, L.P. (i) the ratio of income to fixed charges and (ii) the ratio of income to fixed charges and preferred unit distributions.

                                                    Year Ended
                                                   December 31,
                                                  1999      1998
                                                  -----     -----

Ratio of earnings to fixed charges (1)            2.4:1     1.6:1
Ratio of earnings to  combined fixed charges      1.7:1     1.7:1
         and preferred unit distributions (2)

---------------------------

(1) Our ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. For this purpose, "earnings" consists of income before minority interests (which includes equity in earnings of unconsolidated subsidiaries and partnerships only to the extent of dividends received) plus fixed charges (other than any interest which has been capitalized); and "fixed charges" consists of interest expense (including amortization of loan costs) and interest which has been capitalized.

(2) CCEP/2's CCEP/2's Our ratio of earnings to combined fixed charges and preferred unit distributions was computed by dividing earnings by the total of fixed charges and preferred unit distributions. For this purpose, "earnings" consists of income before minority interests (which includes equity in earnings of unconsolidated subsidiaries and partnerships only to the extent of dividends received) plus fixed charges (other than any interest which has been capitalized); "fixed charges" consists of interest expense (including amortization of loan costs) and interest which has been capitalized; and "preferred unit distributions" consists of the amount of pre-tax earnings that would be required to cover preferred unit distributions requirements.

SECTION 9. BACKGROUND AND REASONS FOR THE OFFER.

     GENERAL. We are in the business of acquiring direct and indirect interests in apartment properties such as the properties securing the loan owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's assets while providing you and other investors with an opportunity to liquidate your current investment.

     On October 1, 1998, AIMCO merged (the "Insignia Merger") with Insignia Financial Group, Inc. ("Insignia"). As a result of the Insignia Merger, AIMCO acquired approximately 51% of the outstanding common shares of beneficial interest of Insignia Properties Trust ("IPT"). Through the Insignia Merger, AIMCO also acquired a majority ownership interest in the entity that manages the properties securing the loan owned by your partnership. On October 31, 1998, IPT and AIMCO entered into an agreement and plan of merger, dated as of October 1, 1998, pursuant to which IPT merged with AIMCO on February 26, 1999. AIMCO then contributed IPT's interest in Insignia Properties L. P., IPT's operating partnership, to AIMCO's wholly owned subsidiary, AIMCO/IPT, Inc. AIMCO also replaced IPT as the sole general partner of Insignia Properties L.P. As a result, the general partner of your partnership is an indirect wholly owned subsidiary of AIMCO/IPT and the property manager is our indirect wholly owned subsidiary. Together with its subsidiaries, AIMCO currently owns, in the aggregate, approximately 42.26% of your partnership's outstanding limited partnership units.

     During our negotiations with Insignia in early 1998, we decided that if the merger with Insignia were consummated, we could also benefit from making offers for limited partnership interests of some of the limited partnerships formerly controlled or managed by Insignia (the "Insignia Partnerships"). Such offers would provide liquidity for the limited partners of the Insignia Partnerships, and would provide AIMCO Properties, L.P. with a larger asset and capital base and increased diversification. While some of the Insignia Partnerships are public partnerships and information is publicly available on such partnerships for weighing the benefits of making a tender offer, many of the partnerships are private partnerships and information about such partnerships comes principally from the general partner. Our control of the general partner makes it possible for us to obtain access to such information. Further, such control also means that we control the operations of the partnerships and their properties. Insignia did not propose that we conduct such tender offers, rather we initiated the offers on our own. As of the date of this offering, AIMCO Properties, L.P. has made offers to approximately 40 of the Insignia Partnerships, including your partnership.

     ALTERNATIVES CONSIDERED BY YOUR GENERAL PARTNER. Before we commenced this offer, your general partner (which is our subsidiary) considered a number of alternative transactions. The following is a brief discussion of the advantages and disadvantages of the alternatives considered by your general partner.

     LIQUIDATION

     One alternative would be for the partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with the agreement of limited partnership, and thereafter dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of partnership assets. Instead, such assets would be valued through negotiations with prospective purchasers (in many cases unrelated third parties).

     However, in the opinion of your general partner (which is our subsidiary), the present time may not be the most desirable time to sell the real estate assets of your partnership in a private transaction, and the proceeds realized from any such sale would be uncertain. Your general partner believes it currently is in the best interest of your partnership to continue holding its real estate assets. Liquidation of the partnership assets may trigger a prepayment penalty under the mortgages for the properties. Although there might be a prepayment penalty of approximately 1 to 2% of the outstanding balance of the mortgages depending on when and under what circumstances they are prepaid, such prepayment penalties are not a significant factor in determining when a property may be sold. See "The Offer--Section 13. Certain Information Concerning Your Partnership--Investment Objectives and Policies; Sale or Financing of Investments."

     CONTINUATION OF THE PARTNERSHIP WITHOUT THE OFFER

     A second alternative would be for your partnership to continue as a separate legal entity, with its own assets and liabilities and continue to be governed by its existing agreement of limited partnership, without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions or improved operating performance, the level of distributions might increase over time. It is possible that the private resale market for properties could improve over time, making a sale of the partnership's properties in a private transaction at some point in the future a more attractive option than it is currently. The continuation of your partnership will allow you to continue to participate in the net income and any increases in revenue of your partnership and any net proceeds from the sale of any property owned by your partnership. However, no assurance can be given as to future operating results or as to the results of any attempts to sell any property owned by your partnership.

     There are several risks and disadvantages that result from continuing the operations of your partnership without our offer. If your partnership were to continue operating as presently structured, your partnership could be forced to borrow on terms that could result in net losses from operations. In addition, continuation of your partnership without our offer would deny you and your partners the benefits of our offer. For example, you might have no opportunity for liquidity unless you were to sell your units in a private transaction. Any such sale would likely be at a discount from your pro rata share of the fair market value of the properties securing the loan owned by your partnership.

     SALE OF ASSETS

     Your partnership could sell the notes it owns and not liquidate. Your general partner (which is our subsidiary) considers the sale of notes from time to time. However, any such sale would likely be a taxable transaction, and, without a liquidating distribution, would not provide limited partners with any cash to pay any tax liabilities arising as a result thereof.

     ALTERNATIVE TRANSACTIONS CONSIDERED BY US. Before we decided to make our offer, we considered a number of alternative transactions, including purchasing some or all of CCEP/2's properties or merging your partnership with us. However, both of these alternatives would require a vote of all the limited partners. If the transaction was approved, all limited partners, including those who wish to continue to participate in the ownership of CCEP/2's properties, would be forced to participate in the transaction. If the transaction was not approved, all limited partners, including those who would like to dispose of their investment in CCEP/2's properties, would be forced to retain their investment. We also considered an offer to exchange units in your partnership for units of AIMCO Properties, L.P. However, because of the expense and delay associated with making such an exchange offer, we decided to make an offer for cash only. In addition, our historical experience has been that most holders of limited partnership units, when given a choice, prefer cash.

     DETERMINATION OF OFFER PRICE. In establishing the offer price, we reviewed certain publicly available information and certain information made available to us by the general partner (which is our subsidiary) and our other affiliates, including among other things: (i) the agreement of limited partnership, as amended to date; (ii) the partnership's Annual Report on Form 10-K for the year ended December 31, 1999; (iii) the operating budgets prepared by the property manager with respect to CCEP/2's properties for the year ending December 31, 2000; and (iv) tender offer statements, solicitation/recommendation statements and beneficial ownership reports on Schedules TO, 14D-1, 14D-9 and 13D. Our determination of the offer price was based on our review and analysis of the foregoing information, the other financial information and the analyses concerning the partnership summarized below.

     VALUATION OF UNITS. We determined our offer price by estimating the value of each property owned by CCEP/2, after taking into account the first mortgage interests of other lenders secured by CCEP/2's properties, using the direct capitalization method. This method involves applying a capitalization rate to your CCEP/2's annual property income. A capitalization rate is a percentage (rate of return), commonly applied by purchasers of residential real estate to property income to determine the present value of income property. The lower the capitalization rate utilized the higher the value produced, and the higher the capitalization rate utilized the lower the value produced. We used CCEP/2's property income for the year ended December 31, 1999. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We then adjust the capitalization rate based on whether the property's mortgage debt bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25% The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value.

     Property income is the difference between the revenues from the property and related costs and expenses, excluding income derived from sources other than its regular activities and before income deductions. Income deductions include interest, income taxes, prior-year adjustments, charges to reserves, write-off of intangibles, adjustments arising from major changes in accounting methods and other material and nonrecurring items. In this respect, property income differs from net income disclosed in the partnership's financial statements, which does not exclude these income sources and deductions. The following is a reconciliation of CCEP/2's property income for the year ended December 31, 1999 to CCEP/2's property's net operating income for the same period:

Net Income (Loss)                     $  808,000
Other Non-Operating Expense            1,429,000
Depreciation                                  --
Equity in Income of Joint Venture             --
Interest                              $       --
                                      ----------
Property Income                       $2,237,000
                                      ==========

     Although the direct capitalization method is a widely accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher than our offer price.

     We determined our offer price as follows:

     o First, we estimated the value of CCEP/2's properties securing the loan owned by your partnership using the direct capitalization method. We selected capitalization rates based on our experience in valuing similar properties. The lower the capitalization rate applied to a property's income, the higher its value. We considered local market sales information for comparable properties, estimated actual capitalization rates (property income less capital reserves divided by sales price) and then evaluated each property in light of its relative competitive position, taking into account property location, occupancy rate, overall property condition and other relevant factors. We believe that arms-length purchasers would base their purchase offers on capitalization rates comparable to those used by us, however there is no single correct capitalization rate and others might use different rates. We used property income for 1999 and then divided such amount by the property's capitalization rate to derive an estimated gross property value as described in the following table.

     Based on the above, we estimated the gross property value of each property as follows:

                                      1999                                             ESTIMATED GROSS
     PROPERTY                    PROPERTY INCOME             CAPITALIZATION RATE        PROPERTY VALUE
     --------                    ---------------               --------------          ---------------


Canyon Crest                          508,000                        10.16%               $ 5,000,000
Highcrest Townhomes                   920,000                        10.34%                 8,900,000
Village Brooke                        644,000                         4.77%                13,500,000
Windmere                              809,000                        10.11%                 8,000,000
Total                               2,881,000                                             $35,400,000
                                                                                          ===========

     o Second, we calculated the value of the equity of your partnership by adding to the aggregate gross property value of all properties securing the loan owned by your partnership, the value of the non-real estate assets of your partnership, and deducting the liabilities of your partnership, the mortgage debt senior to the loan owned by your partnership and debt owed by your partnership to its general partner (which is our subsidiary) or its affiliates. We deducted from this value certain other costs, including required capital expenditures, deferred maintenance, and closing costs, to derive a net equity value for your partnership of $28,836,97. Closing costs, which are estimated to be 5% of the gross property value, include legal and accounting fees, real property transfer taxes, title and escrow costs and broker's fees.

     o Third, using this net equity value, we determined the proceeds that would be paid to holders of units in the event of a liquidation of your partnership, based on the terms of your partnership's agreement of limited partnership. Accordingly, 100% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Our offer price represents the per unit liquidation proceeds determined in this manner.

Gross valuation of CCEP/2's  properties                                 $ 35,400,000
Plus:  Cash and cash equivalents                                          11,349,735
Plus:  Other partnership assets, net of security deposits                  1,339,817
Less:  Mortgage debt, including accrued interest                         (15,655,704)
Less:  Accounts payable and accrued expenses                                (281,330)
Less:  Other liabilities                                                  (1,517,541)
                                                                        ------------
Partnership valuation before taxes and certain costs                    $ 30,634,977
Less:  Disposition fees                                                            0
Less:  Extraordinary capital expenditures for deferred maintenance          (913,006)
Less:  Closing costs                                                        (885,000)
                                                                        ------------
Estimated net valuation of your partnership                             $ 28,836,971
Percentage of estimated net valuation allocated to holders of units              100%
Estimated net valuation of units                                        $ 28,836,971
     Total number of units                                                909,134.00
Estimated valuation per unit                                            $         32
                                                                        ============
Cash consideration per unit                                             $         32
                                                                        ============

     COMPARISON OF CONSIDERATION TO ALTERNATIVE CONSIDERATION. To assist holders of units in evaluating the offer, your general partner (which is our subsidiary) has attempted to compare the offer price against: (a) prices at which the units have sold in the secondary market; (b) estimates of the value of the units on a liquidation basis; (c) your general partner's estimate of net asset value; (d) an affiliate's estimate of net liquidation value and (e) Robert A. Stanger & Co., Inc.'s estimate of net asset value, going concern value and liquidation value. The general partner of your partnership believes that analyzing the alternatives in terms of estimated value, based upon currently available data and, where appropriate, reasonable assumptions made in good faith, establishes a reasonable framework for comparing alternatives. Since the value of the consideration for alternatives to the offer is dependent upon varying market conditions, no assurance can be given that the estimated values reflect the range of possible values.

     The results of these comparative analyses are summarized in the chart below. You should bear in mind that some of the alternative values are based on a variety of assumptions that have been made by us. These assumptions relate to, among other things, the operating results, if any, since December 31, 1999 as to income and expenses of the property, other projected amounts and the capitalization rates that may be used by prospective buyers if CCEP/2's properties were to be liquidated.

     In addition, these estimates are based upon certain information available to your general partner (which is our subsidiary) at the time the estimates were computed, and no assurance can be given that the same conditions analyzed by it in arriving at the estimates of value would exist at the time of the offer. The assumptions used have been determined by the general partner of your partnership in good faith, and, where appropriate, are based upon current and historical information regarding your partnership and current real estate markets, and have been highlighted below to the extent critical to the conclusions of the general partner of your partnership. Actual results may vary from those set forth below based on numerous factors, including interest rate fluctuations, tax law changes, supply and demand for similar apartment properties, the manner in which CCEP/2's properties are sold and changes in availability of capital to finance acquisitions of apartment properties.

     Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 31, 2013, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.

                                COMPARISON TABLE

                                                         PER UNIT
                                                         --------

              Cash offer price                   $               32.00
              Alternatives:
              Prior cash tender offer price      $31.80, $40, $50, $60
              Prices on secondary market         $     .013 to $111.00
              Estimated liquidation proceeds     $               32.00

     PRIOR TENDER OFFERS

     In November 1999, we commenced a tender offer at the original offer price of $31.53 per unit. Our offer price was increased to $31.80 per unit and pursuant to such offer and thereafter, we purchased 44,929.20 units at $31.80 per unit. We determined the offer price using the same basic method for the current offer but used property income for an earlier period.

     In our May 1999 tender offer, we offered a price of $46 per unit, ultimately increased to $60 per unit. Pursuant to such offer we purchased 4,601.80 units at $60 per unit. Since such tender offer, CCEP/2 sold seven properties for $52,675,000 and paid off indebtedness of $15,750,316 and distributed $33,500,00 to the note holders.

     Prior to the Insignia Merger, tender offers had been made to acquire units of your partnership. On July 30, 1998, Cooper River Properties, L.L.C., then an affiliate of Insignia and now our affiliate, commenced a tender offer pursuant to which it acquired 69,765.60 units (representing approximately 7.67% of the number outstanding) at a cash purchase price of $50 per unit.

     Prior to such tender offer, on October 30, 1997, Reedy River Properties, L.L.C., another affiliate of Insignia and now our affiliate, commenced a tender offer pursuant to which it acquired 164,940.99 units at a cash purchase price of $40 per unit.

     In May 2000, an unaffiliated third party began a tender offer for 4.9% of the units in your partnership for $24 per unit less a $100.00 transfer fee.

     We are aware that tender offers may have been made by unaffiliated third parties to acquire units in your partnership in exchange for cash. We are unaware of the amounts offered, terms, tendering parties or number of units involved in these tender offers. In connection with tender offers made by Insignia affiliates with respect to partnerships for which we are making offers, some limited partners filed lawsuits, all but one of which have been settled. We are not aware of any merger, consolidation or other combination involving any of the Insignia Partnerships, or any acquisitions of any of such partnerships or a material amount of the assets of such partnerships.

     PRICES ON SECONDARY MARKET

     Secondary market sales information is not a reliable measure of value because of the limited amount of any known trades. At present, privately negotiated sales and sales through intermediaries are the only means which may be available to a limited partner to liquidate an investment in units (other than our offer) because the units are not listed or traded on any exchange or quoted on NASDAQ, on the Electronic Bulletin Board, or in "pink sheets." Secondary sales activity for the units, including privately negotiated sales, has been limited and sporadic.

     Prior to our acquisition of the general partner, the general partner received from time to time information on the prices at which units were sold; however, it did not regularly receive or maintain information regarding the bid or asked quotations of secondary market makers, if any. The prices in the table below are based solely on information provided to the general partner by sellers and buyers of units transferred in sale transactions (i.e., excluding transactions believed to result from the death of a limited partner, rollover to an IRA account, establishment of a trust, trustee to trustee transfers, termination of a benefit plan, distributions from a qualified or nonqualified plan, uniform gifts to minors, abandonment of units or similar non-sale transactions). The transfer paperwork submitted to the general partner often did not include the requested price information or contained conflicting information as to the actual sales price. Sale prices not reported or disclosed could exceed the reported prices.

     Set forth below are the high and low sale prices of units for the years ended December 31, 1998 and 1999 and the three months ended February 29, 2000, as reported by The Partnership Spectrum, which is an independent, third-party source. The gross sales prices reported by The Partnership Spectrum do not necessarily reflect the net sales proceeds received by sellers of units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported price. The Partnership Spectrum represents only one source of secondary sales information, and other services may contain prices for the units that equal or exceed sales prices reported in The Partnership Spectrum. We do not know whether the information compiled by The Partnership Spectrum is accurate or complete.

   SALES PRICES OF PARTNERSHIP UNITS, AS REPORTED BY THE PARTNERSHIP SPECTRUM

                                                   HIGH       LOW
                                                  ------     ------

         Two Months Ended February 29, 2000:      $   --     $   --
         Fiscal Year Ended December 31, 1999:      64.00      38.00
         Fiscal Year Ended December 31, 1998:      48.59      45.00

     Set forth in the table below are the high and low sales prices of units for the years ended December 31, 1998 and 1999 and the three months ended March 31, 2000, as reported by the American Partnership Board, which is an independent, third-party source. The gross sales prices reported by American Partnership Board do not necessarily reflect the net sales proceeds received by sellers of units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported prices. The American Partnership Board represents one source of secondary sales information, and the other services may contain prices for units that equal or exceed sales prices reported by the American Partnership Board. We do not know whether the information compiled by the American Partnership Board is accurate or complete.

SALES PRICES OF PARTNERSHIP UNITS, AS REPORTED BY THE AMERICAN PARTNERSHIP BOARD

                                                   HIGH         LOW
                                                  -------     -------

         Three Months Ended March 31, 2000:       $    --     $    --
         Fiscal Year Ended December 31, 1999:          --          --
         Fiscal Year Ended December 31, 1998:      111.00       55.00

     APPRAISALS

     Certain of CCEP/2's property's properties were appraised in the past several years by an independent third party appraiser, either Koeprel Tener Real Estate Services, Inc. or Joseph J. Blake & Associates, Inc. (the "Appraisers"), in connection with the initial financings obtained on those properties and not in connection with this offer. According to the appraisal reports, the scope of the appraisals included an inspection of the properties and an analysis of the surrounding market. In each case, the Appraisers relied principally on the income capitalization approach to valuation and secondarily on the sales comparison approach, and represented that its report was prepared in accordance with the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute and the Uniform Standards of Professional Appraisal Practice, and in compliance with the Appraisal Standards set forth in the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (known as "FIRREA"). The estimated market value of the fee simple estate of each such property is as follows:

                      PROPERTY NAME       APPRAISED VALUE
                      -------------       ---------------

                    Canyon Crest            $3,800,000
                    Highcrest Townhomes      8,250,000
                    Windmere                 6,250,000

     ESTIMATED LIQUIDATION PROCEEDS

     Liquidation value is a measure of the price at which the properties securing the loan owned by your partnership would sell if disposed of in an arms-length transaction between a willing buyer and your partnership, each having access to relevant information regarding the historical revenues and expenses of the business. Your general partner (which is our subsidiary) estimated the liquidation value of units using the same direct capitalization method and assumptions as we did in valuing the units for the offer price. The liquidation analysis assumes that CCEP/2's properties are sold to an independent third-party buyer at the current property value and that other balance sheet assets (excluding amortizing assets) and liabilities of your partnership are sold at their book value, and that the net proceeds of sale are used to repay the loan owned by your partnership and upon the liquidation of your partnership the proceeds of the loan repayment and the sale of other assets of your partnership are allocated to your partners in accordance with your partnership's agreement of limited partnership.

     The liquidation analysis assumes that the assets of your partnership and the CCEP/2 properties are sold in a single transaction. Should the assets of your partnership or the CCEP/2 properties be liquidated over time, even at prices equal to those projected, distributions to limited partners from cash flow from operations might be reduced because your partnership's and CCEP/2's fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales of the assets of your partnership and the CCEP/2 properties are assumed to occur concurrently. The liquidation analysis assumes that the assets are disposed of in an orderly manner and are not sold in forced or distressed sales where sellers might be expected to dispose of their interests at substantial discounts to their actual fair market value.

     ALLOCATION OF CONSIDERATION. We have allocated to the limited partners the amount of the estimated net valuation of your partnership based on your partnership's agreement of limited partnership as if your partnership was being liquidated at the current time.

SECTION 10. POSITION OF THE GENERAL PARTNER OF YOUR PARTNERSHIP WITH RESPECT TO THE OFFER.

     The partnership and the general partner of your partnership have provided the following information for inclusion in this Offer to Purchase:

     The general partner of your partnership believes the offer price and the structure of the transaction are fair to the limited partners. In making such determination, the general partner considered all of the factors and information set forth below, but did not quantify or otherwise attach particular weight to any such factors or information:

     o The offer gives you an opportunity to make an individual decision on whether to tender your units or to continue to hold them.

     o    The offer price and the method used to determine the offer price.

     o The fact that the price offered for your units is based on an estimated value of CCEP/2's properties that has been determined using a method believed to reflect the valuation of such assets by buyers in the market for similar assets.

     o Prices at which the units have recently sold, to the extent such information is available.

     o    The absence of an established trading market for your units.

     o An analysis of possible alternative transactions, including a property sale, or a liquidation of the partnership.

     o An evaluation of the financial condition and results of operations of your partnership.

     Recently, an unaffiliated third party began a tender offer for 4.9% of the units in your partnership for $24 per unit less a $100 transfer fee. While the general partner believes that our offer is fair, the general partner believes that you must make your own decision whether or not to participate in any offer, based upon a number of factors, including several factors that may be personal to you, such as your financial position, your need or desire for liquidity, your preferences regarding the timing of when you might wish to sell your units, other financial opportunities available to you, and your tax position and the tax consequences to you of selling your units. However, the general partner notes that our offer is at the higher price of the two offers and if you wish to sell your units for cash, you should do so at the highest price. Therefore the general partner is recommending against the unaffiliated third party offer. The general partner of your partnership is our affiliate.

     Neither the general partner of your partnership or its affiliates have any plans or arrangements to tender any units. Except as otherwise provided in "The Offer-Section 12. Future Plans of the Purchaser," the general partner does not have any present plans or proposals which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation, involving your partnership; a purchase or sale or transfer of a material amount of your partnership's assets; or any changes in your partnership's present capitalization, indebtedness or distribution policies. For information relating to certain relationships between your partnership and its general partner, on one hand, and AIMCO and its affiliates, on the other and conflicts of interests with respect to the tender offer, see "The Offer--Section 9. Background and Reasons for the Offer" and "The Offer--Section 11. Conflicts of Interests and Transactions with Affiliates." See also "The Offer--Section 9. Background and Reasons for the Offer--Comparison to Alternative Consideration--Prior Tender Offers" and "The Offer--Section 13. Certain Information Concerning Your Partnership--Beneficial Ownership of Interests in Your Partnership," for certain information regarding transactions in units of your partnership.

SECTION 11. CONFLICTS OF INTEREST AND TRANSACTIONS WITH AFFILIATES.

     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. The general partner of your partnership became a majority-owned subsidiary of AIMCO on October 1, 1998, when AIMCO merged with Insignia. Your general partner became a wholly owned subsidiary of AIMCO on February 26, 1999, when IPT merged with AIMCO. Accordingly, the general partner of your partnership has substantial conflicts of interest with respect to the offer. The general partner of your partnership has a fiduciary obligation to obtain a fair offer price for you, even as a subsidiary of AIMCO. As a consequence of our ownership of units, we may have incentives to seek to maximize the value of our ownership of units, which in turn may result in a conflict for your general partner in attempting to reconcile our interests with the interests of the other limited partners. Additionally, we desire to purchase units at a low price and you desire to sell units at a high price. The general partner of your partnership makes no recommendation as to whether you should tender or refrain from tendering your units. Such conflicts of interest in connection with the offer and the operation of AIMCO differ from those conflicts of interest that currently exist for your partnership. Your general partner has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC, which indicates that it is making no recommendation as to whether limited partners should tender their units pursuant to the offer. LIMITED PARTNERS ARE URGED TO READ THIS OFFER TO PURCHASE IN ITS ENTIRETY BEFORE DECIDING WHETHER TO TENDER THEIR UNITS.

     CONFLICTS OF INTEREST THAT CURRENTLY EXIST FOR YOUR PARTNERSHIP. We own both the general partner of your partnership and the property manager of CCEP/2's properties. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of CCEP/2, ConCap Holdings, Inc., a wholly-owned subsidiary of AIMCO, received total fees and reimbursements of $278,000 in 1997, $762,000 in 1998 and $ 217,000 in 1999. ConCap Holdings, Inc.,
as the property manager of CCEP/2's properties, received management fees of $881,000 in 1997, $762,000 in 1998 and $304,000 in 1999. We have no current intention of changing the fee structure for your general partner.

     COMPETITION AMONG PROPERTIES. Because AIMCO and your partnership both invest in apartment properties, these properties may compete with one another for tenants. Furthermore, you should bear in mind that AIMCO may acquire properties in general market areas where CCEP/2's properties are located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts and other operational efficiencies. In managing AIMCO's properties, we will attempt to reduce conflicts between competing properties by referring prospective customers to the property considered to be most conveniently located for the customer's needs.

     FUTURE OFFERS. Although we have no current plans to conduct future tender offers for your units, our plans may change based on future circumstances, including tender offers made by third parties. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering.

SECTION 12. FUTURE PLANS OF THE PURCHASER.

     As described above under "The Offer - Section 9. Background and Reasons for the Offer," we own the general partner and thereby control the management of your partnership. In addition, we own the manager of the properties of CCEP/2. We currently intend that, upon consummation of the offer, we will hold the units acquired and your partnership will continue its business and operations substantially as they are currently being conducted. The offer is not expected to have any effect on partnership operations.

     Although we have no present intention to do so, we may acquire additional units or sell units after completion or termination of the offer. Any acquisition may be made through private purchases, through one or more future tender or exchange offers, by merger, consolidation or by any other means deemed advisable. Any acquisition may be at a price higher or lower than the price to be paid for the units purchased pursuant to this offer, and may be for cash, limited partnership interests in AIMCO Properties, L.P. or other consideration. We also may consider selling some or all of the units we acquire pursuant to the offer to persons not yet determined, which may include our affiliates. We may also buy CCEP/2's properties, although we have no present intention to do so. There can be no assurance, however, that we will initiate or complete, or will cause your partnership to initiate or complete, any subsequent transaction during any specific time period following the expiration of the offer or at all.

     Except as set forth herein, we do not have any present plans or proposals which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation, involving your partnership; a purchase or sale or transfer of a material amount of your partnership's assets; any changes in composition of your partnership's senior management or personnel or their compensation; any changes in your partnership's present capitalization, indebtedness or distribution policy; or any other material changes in your partnership's structure or business. We or our affiliates may loan funds to your partnership which may be secured by CCEP/2's properties. If any such loans are made, upon default of such loans, we or our affiliates could seek to foreclose on the loan and related mortgage or security interest. However, we expect that consistent with your general partner's fiduciary obligations, the general partner will seek and review opportunities (including opportunities identified by us) to engage in transactions which could benefit your partnership, such as sales or refinancings of assets or a combination of the partnership with one or more other entities, with the objective of seeking to maximize returns to limited partners.

     We have been advised that the possible future transactions the general partner expects to consider on behalf of your partnership include: (1) payment of extraordinary distributions; (2) refinancing, reducing or increasing existing indebtedness of the partnership; (3) sales of assets, individually or as part of a complete liquidation; and (4) mergers or other consolidation transactions involving the partnership. Any such merger or consolidation transaction could involve other limited partnerships in which your general partner or its affiliates serve as general partners, or a combination of the partnership with one or more existing, publicly traded entities (including, possibly, affiliates of AIMCO), in any of which limited partners might receive cash, common stock or other securities or consideration. There is no assurance, however, as to when or whether any of the transactions referred to above might occur. If any such transaction is effected by the partnership and financial benefits accrue to the limited partners of your partnership, we will participate in those benefits to the extent of our ownership of units. The agreement of limited partnership prohibits limited partners from voting on actions taken by the partnership, unless otherwise specifically permitted therein. Limited partners may vote on a liquidation , and if we are successful in acquiring a substantial number of units pursuant to the offer, we will be able to control the outcome of any such vote. Even if we acquire a lesser number of units pursuant to the offer, however, because we currently own approximately 41.26% of the outstanding limited partnership units we will be able to significantly influence the outcome of any such vote. Our primary objective in seeking to acquire the units pursuant to the offer is not, however, to influence the vote on any particular transaction, but rather to generate a profit on the investment represented by those units.

SECTION 13. CERTAIN INFORMATION CONCERNING YOUR PARTNERSHIP.

     GENERAL. Consolidated Capital Institutional Properties/2 was organized on April 12, 1983 under the laws of the State of California. Its primary business is real estate ownership and related operations. Your partnership was formed for the purpose of loans to a predecessor partnership of CCEP/2. CCEP/2's indebtedness in respect of the loans made to it and its predecessor partnership by your partnership is now represented by the loan owned by your partnership.

     The loan owned by your partnership is secured by deeds of trust or mortgages on CCEP/2's properties. The non-recourse provisions of the loan mean that CCEP/2's obligation to repay the loan is secured only by the value of the properties of CCEP/2, and your partnership has no right to make further claims against CCEP/2 other than to the extent of the value of those properties. The loan agreement provides that interest on the outstanding principal balance accrues at a fixed rate (10% per year), although such interest is payable only to the extent CCEP/2 has "excess cash flow" (generally defined as net cash flow from operations after third-party debt service and capital improvements). Accrued unpaid interest is added to principal. At December 31, 1999, the aggregate outstanding principal balance of the loan (including interest accrued and added to principal pursuant to the terms of the loan) are approximately $ 247,844,538 . This amount is substantially greater than the estimated fair market value of the CCEP/2 properties (which are the only source of repayment for the loan). Under the terms of the loan, any net proceeds from sales or refinancings of the CCEP/2 properties are paid to the partnership, after payment of a 3% disposition fee to the general partner of CCEP/2. The amount of cash flow received by your partnership pursuant to the terms of the loan depends heavily on the discretion exercised by the general partner of CCEP/2 with respect to sales, refinancing of, or obtaining financing on, any CCEP/2 property.

     CCEP/2's investment portfolio currently consists of four residential apartment complexes, all of which serve as collateral for the loan. The deeds of trusts and mortgages in favor of your partnership that encumber the CCEP/2 properties are subordinated to first mortgage liens in favor of unaffiliated third parties that secure an aggregate indebtedness of $15,655,704 in principal amount at December 31,1999. Those properties are as follows: a 90-unit residential apartment complex in Littleton, Colorado; a 176-unit residential apartment complex in Woodridge, Illinois; a 330-unit residential apartment complex in Cincinnati, Ohio; and a 257-unit residential apartment complex in Houston, Texas. The general partner of your partnership is ConCap Equities, Inc., which is a wholly owned subsidiary of AIMCO. A wholly owned subsidiary of AIMCO serves as manager of the properties securing the loan owned by your partnership. As of May 15,2000, there were 909,134 units issued and outstanding, which were held of record by 25,693 limited partners. Your partnership's principal executive offices are located at Colorado Center, Tower Two, 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.

     For additional information about your partnership, please refer to the annual report prepared by your partnership which was sent to you prior to this offer to purchase, particularly Item 2 of Form 10-K which contains detailed information regarding the properties owned, including mortgages, rental rates and taxes.

     ORIGINALLY ANTICIPATED TERM OF YOUR PARTNERSHIP. Your partnership was formed for the purpose of making loans to a predecessor partnership of CCEP/2. CCEP/2's indebtedness in respect of the loans made to it and its predecessor partnership by your partnership is represented by the loan, which is secured by properties of CCEP/2. According to the prospectus, dated July 22, 1983, Equity Partners/Two (CCEP/2's predecessor in interest) anticipated that it would sell and/or refinance its properties, and consequently repay the loans, approximately 12 years (subject to its right to extend the loan up to two additional years beyond its initial ten-year term) after their acquisition, depending on, among other things, the current real estate and money markets, economic climate and income tax consequences to the limited partners.

     Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 31, 2013, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.

     CAPITAL REPLACEMENTS. CCEP/2 has an ongoing program of capital improvements, replacements and renovations, including roof replacements, kitchen and bath renovations, balcony repairs (where applicable), replacement of various building systems and other replacements and renovations in the ordinary course of business. All capital improvement and renovation costs, which are budgeted at $913,006 for 2000, are expected to be paid from operating cash flows, cash reserves, or from short-term or long-term borrowings.

     COMPETITION. There are other residential properties within the market area of CCEP/2's properties. The number and quality of competitive properties in such an area could have a material effect on the rental market for the apartments at CCEP/2's properties and the rents that may be charged for such apartments. While AIMCO is a significant factor in the United States in the apartment industry, competition for apartments is local. According to data published by the National Multi-Housing Council, as of January 1, 1999, our portfolio of 373,409 owned or managed apartment units represents approximately 2.2% of the national stock of rental apartments in structures with at least five apartments.

     FINANCIAL DATA. The selected financial information of your partnership set forth below for the years ended December 31, 1999 and 1998 is based on audited financial statements. This information should be read in conjunction with such financial statements, including notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership" in the Annual Report on Form 10-K of your partnership for the year ended December 31, 1999.

                 CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES 2
                      (IN THOUSANDS, EXCEPT PER UNIT DATA)

                                                                                                           FOR THE YEAR ENDED
                                                                                                              DECEMBER 31,
                                                                                                         ----------------------
                                                                                                           1999          1998
                                                                                                         --------      --------
OPERATING DATA:
         Total Revenues                                                                                  $  1,328      $ 15,367
         Net Income (Loss)                                                                                    808        14,547
         Net Income per limited partnership unit                                                              .88         15.84
         Distributions per limited partnership unit                                                         41.73          3.28

                                                                                                              DECEMBER 31,
                                                                                                         ----------------------
                                                                                                           1999          1998
                                                                                                         --------      --------
BALANCE SHEET DATA:
         Cash and Cash Equivalents                                                                       $  6,846      $ 10,969
         Total Assets                                                                                      25,323        62,466
         General Partners' Capital (Deficit)                                                                 (410)         (362)
         Limited Partners' Capital (Deficit)                                                               25,534        62,673
         Partners' Capital (Deficit)                                                                       25,124        62,311
         Total Distributions                                                                               37,995         3,985
         Net Increase (Decrease) in Cash and Cash Equivalents                                              (4,123)       (1,448)
         Net Cash Provided by Operating Activities                                                            761         1,602

     In 1999, CCEP/2 sold seven properties for $ 52,675,000 and paid off indebtedness of $15,750,316 and distributed $33,500,000 to the limited partners.

     DESCRIPTION OF PROPERTIES. The following shows the location, the date of purchase, the nature of your partnership's ownership interest in and the use of each of CCEP/2's properties.

     Property                                                          Use
     --------                                                          ---

Canyon Crest                                                        Apartment
 Littleton, Colorado                                                 90 units
Highcrest Townhomes                                                 Apartment
 Woodridge, Illinois                                                176 units
Village Brooke                                                      Apartment
 Cincinnati, Ohio                                                   333 units
Windmere                                                            Apartment
 Houston, Texas                                                     257 units

     ACCUMULATED DEPRECIATION SCHEDULE. The following shows the gross carrying value, accumulated depreciation and federal tax basis of each of CCEP/2's properties as of December 31, 1999.

                                      Building and
                                    Related Personal                        Accumulated        Depreciable
    Property              Land          Interest            Total           Depreciation       Life-Years
    --------              ----          --------            -----           ------------       ----------
                                     (in thousands)     (in thousands)     (in thousands)

Canyon Crest            $   145         $ 3,603            $ 3,748             $ 2,283            3-20
Highcrest Townhomes         707           7,658              8,365               4,959            3-20
Village Brooke            1,099              48              1,147                  --            3-20
Windmere                    780           5,919              6,659               4,075            3-20
                        -------         -------            -------             -------         -------
                        $ 2,731         $17,228            $19,959             $11,317
                        =======         =======            =======             =======

     SCHEDULE OF MORTGAGES. The following shows certain information regarding the outstanding mortgages encumbering each of CCEP/2's properties as of December 31, 1999.

                       Principal                    Monthly                 Principal
                       Balance At     Stated        Payment                  Balance
                      December 31,   Interest      Including    Maturity      Due At
    Property             1999          Rate        Interest       Date       Maturity
    --------          ------------  ----------     ---------    --------     -------
                     (in thousands)                                       (in thousands)

Canyon Crest            $ 2,000           7.33%     $    12     11/01/03     $ 2,000
1st mortgage
Highcrest Townhomes       4,000           7.33%          24     11/01/03       4,000
1st mortgage
Windmere                  3,000           7.33%          18     11/01/03       3,000
1st mortgage
Village Brooke            6,557           8.00%          54     12/01/02       6,161
1st mortgage
                        -------     ----------      -------     --------     -------
                        $15,557                     $   108                  $15,161
                        =======                     =======                  =======

     AVERAGE ANNUAL RENTAL RATES AND OCCUPANCY. The following shows the average annual rental rates and occupancy percentages for each of CCEP/2's properties during the past two years.

    Property         Average Annual Rental Rates    Average Annual Occupancy
                     ---------------------------    ------------------------
                       1999                1998     1999                1998
                     -------             -------    ----                ----
Canyon Crest         $ 9,696             $ 8,776      97%                96%
Highcrest Townhomes   11,040              10,298      96%                95%
Windmere               7,740               7,106      99%                88%
Village Brooke           N/A               7,700     N/A                 90%

     SCHEDULE OF REAL ESTATE TAXES AND RATES. The following shows the real estate taxes and rates for 1999 for each of CCEP/2's properties.

   Property            1999 Billing         1999 Rate
   --------            ------------         ---------
                      (in thousands)

Canyon Crest             $ 20,726               8.15%
Highcrest Townhouses      207,892               7.71
Windmere                  264,814                3.1
Village Brooke             73,754               6.36
                         $567,186
                         ========

     PROPERTY MANAGEMENT. CCEP/2's properties are managed by an entity which is a wholly owned subsidiary of AIMCO. Pursuant to the management agreement between the property manager and your partnership, the property manager operates CCEP/2's properties, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.

     DISTRIBUTIONS. The following table shows, for each of the years indicated, the distributions paid per unit for such years.

                  YEAR ENDED DECEMBER 31          AMOUNT
                  ----------------------          ------

                  1995                            $ 3.27
                  1996                              0.00
                  1997                             10.98
                  1998                              3.28
                  1999                             41.73(1)
                  2000                                 0

                       Total $                    $59.26
                                                  ======

---------------------
(1)  Includes $36.83 per unit from the proceeds of a sale of seven properties.

     OPERATING BUDGETS OF THE PARTNERSHIP. A summary of the operating budgets of CCEP/2's properties for the year ending on December 31, 2000 is as follows:

                                                HIGHCREST          VILLAGE
                               CANYON CREST     TOWNHOUSES         BROOKE           WINDMERE
                               ------------     -----------      -----------      -----------

Total Revenues                 $   846,592      $ 1,894,637      $       N/A      $ 1,842,413
Operating Expenses                (290,931)        (829,637)                         (916,202)
Replacement Reserves - Net          21,876               --                          (230,444)
Debt Service                      (155,380)        (293,196)                         (230,444)
Capital Expenditures                    --               --                                --
Net Cash Flow
                               $   422,157      $   772,013      $       N/A      $        --
                               ===========      ===========      ===========      ===========

     The above budget, at the time it was made, was forward-looking information developed by the general partner of your partnership. Therefore, the budget was dependent upon future events with respect to the ability of your partnership to meet such budget. The budget incorporated various assumptions including, but not limited to, revenue (including occupancy rates), various operating expenses, general and administrative expenses, capital expenditures, and working capital levels. While the general partner deemed such budget to be reasonable and valid at the date made, there is no assurance that the assumed facts will be validated or that the budgeted results will actually occur. Any estimate of the future performance of a business, such as your partnership's business, is forward-looking and based on assumptions some of which inevitably will prove to be incorrect.

     The budget amounts provided above are figures that were not computed in accordance with GAAP. In particular, items that are categorized as capital expenditures for purposes of preparing the operating budget are often re-categorized as expenses when the financial statements are audited and presented in accordance with GAAP. Therefore, the summary operating budget presented for fiscal 2000 should not necessarily be considered as indicative of what the audited operating results for fiscal 2000 will be.

     BENEFICIAL OWNERSHIP OF INTERESTS IN YOUR PARTNERSHIP. Together with our subsidiaries, we currently own, in the aggregate, approximately 42.26% your partnership's limited partnership units. Except as set forth above, neither we, nor, to the best of our knowledge, any of our affiliates, (i) beneficially own or have a right to acquire any units, (ii) has effected any transactions in the units in the past 60 days, or (iii) have any contract, arrangement, understanding or relationship with any other person with respect to any securities of your partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.

     COMPENSATION PAID TO THE GENERAL PARTNER AND ITS AFFILIATES. The following table shows, for each of the years indicated, compensation paid to your general partner and its affiliates on a historical basis.

            PARTNERSHIP FEES          PROPERTY
YEAR          AND EXPENSES         MANAGEMENT FEES
----          ------------         ---------------
1995           $1,021,000           $  853,000
1996              763,000              883,000
1997              830,000              881,000
1998              846,000              762,000
1999              415,000              304,000

     LEGAL PROCEEDINGS. Your partnership may be a party to a variety of legal proceedings related to its ownership of the partnership's properties, arising in the ordinary course of the business, which are not expected to have a material adverse effect on your partnership.

     ADDITIONAL INFORMATION CONCERNING YOUR PARTNERSHIP. Your partnership files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document your partnership files at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Your partnership's SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

SECTION 14. VOTING POWER.

     Decisions with respect to the day-to-day management of your partnership are the responsibility of the general partner. Because the general partner of your partnership is our affiliate, we control the management of your partnership. Under your partnership's agreement of limited partnership, limited partners holding a majority of the outstanding units must approve certain extraordinary transactions, including the removal of the general partner, the addition of a new general partner, most amendments to the partnership agreement and the sale of all or substantially all of your partnership's assets. If we acquire [ ] additional units that we are offering to purchase, we will own a majority of the outstanding units and will have the ability to control any vote of the limited partners.

SECTION 15. SOURCE OF FUNDS.

     We expect that approximately $16,968,265.60 will be required to purchase all of the limited partnership units that we are seeking in this offer (exclusive of fees and expenses estimated to be $15,000). For more information regarding fees and expenses, see "The Offer - Section 19. Fees and Expenses."

     In addition to this offer, we are concurrently making offers to acquire interests in approximately 40 other limited partnerships. If all such offers were fully subscribed for cash, we would be required to pay approximately $187 million for all such units. If for some reason we did not have such funds available we might extend this offer for a period of time sufficient for us to obtain additional funds, or we might terminate this offer. However, based on our past experience with similar offers, we do not expect all such offers to be fully subscribed. As a result, we expect that the funds that will be necessary to consummate all the offers will be substantially less than $187 million. We believe that we have sufficient cash on hand and available sources of financing to pay such amounts. As of March 31, 2000, we had $22 million of cash on hand and $90 million available for borrowing under our existing lines of credit.

     Under our secured $350 million revolving credit facility with Bank of America, BankBoston, N.A. and First Union National Bank, AIMCO Properties, L.P. is the borrower and all obligations thereunder are guaranteed by AIMCO and certain of its subsidiaries. The credit facility includes a swing line of up to $30 million. The obligations under the credit facility are secured by AIMCO Properties, L.P.'s pledge of its stock ownership in certain subsidiaries of AIMCO as well as a pledge of its interests in notes issued by it to certain subsidiaries of AIMCO. The annual interest rate under the credit facility is based on either LIBOR or a base rate which is the higher of Bank of America's reference rate or 0.5% over the federal funds rate, plus, in either case, an applicable margin. The margin ranges between 2.05% and 2.55% in the case of LIBOR-based loans and between 0.55% and 1.05% in the case of base rate loans, based upon a fixed charge coverage ratio. The credit facility expires on July 31, 2001 unless extended at the discretion of AIMCO Properties, L.P., at which time the revolving facility would be converted into a term loan for up to two successive one-year periods. The financial covenants contained in the credit facility require us to maintain a ratio of debt to gross asset value of no more than 0.55 to 1.0, and an interest coverage ratio of 2.25 to 1.0, and a fixed charge coverage ratio of at least 1.75 to 1.0. In addition, the credit facility limits us from distributing more than 80% of our Funds From Operations (as defined) (or such amounts as may be necessary for us to maintain our status as a
REIT), imposes minimum net worth requirements and provides other financial covenants related to certain of our assets and obligations.

SECTION 16. DISSENTERS' RIGHTS.

     Neither the agreement of limited partnership of your partnership nor applicable law provides any right for you to have your units appraised or redeemed in connection with, or as a result of, our offer. You have the opportunity to make an individual decision on whether or not to tender your units in the offer.

SECTION 17. CONDITIONS OF THE OFFER.

     Notwithstanding any other provisions of our offer, we will not be required to accept for payment and pay for any units tendered pursuant to our offer, may postpone the purchase of, and payment for, units tendered, and may terminate or amend our offer if at any time on or after the date of this offer to purchase and at or before the expiration of our offer (including any extension thereof), any of the following shall occur or may be reasonably expected to occur:

     (a) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, indebtedness, capitalization, condition (financial or otherwise), operations, licenses or franchises, management contract, or results of operations or prospects of your partnership or local markets in which your partnership owns property, including any fire, flood, natural disaster, casualty loss, or act of God that, in our reasonable judgment, are or may be materially adverse to your partnership or the value of the units to us, or we shall have become aware of any facts relating to your partnership, its indebtedness or its operations which, in our reasonable judgment, has or may have material significance with respect to the value of your partnership or the value of the units to us; or

     (b) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or the over-the-counter market in the United States, (ii) a decline in the closing price of a share of AIMCO's Class A Common Stock of more than 7.5% from the date hereof, (iii) any extraordinary or material adverse change in the financial, real estate or money markets or major equity security indices in the United States such that there shall have occurred at least a 25 basis point increase in LIBOR, the price of the 10-year Treasury Bond or the 30-year Treasury Bond, or at least a 7.5% decrease in the S&P 500 Index or the Morgan Stanley REIT Index, in each case, from the date hereof, (iii) any material adverse change in the commercial mortgage financing markets, (iv) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (not existing on the date hereof), (vi) a commencement of a war, conflict, armed hostilities or other national or international calamity directly or indirectly involving the United States (not existing on the date hereof),
(vii) any limitation (whether or not mandatory) by any governmental authority on, or any other event which, in our reasonable judgment, might affect the extension of credit by banks or other lending institutions, or (viii) in the case of any of the foregoing existing at the time of the commencement of the offer, in our reasonable judgment, a material acceleration or worsening thereof; or

     (c) there shall have been threatened, instituted or pending any action, proceeding, application or counterclaim by any Federal, state, local or foreign government, governmental authority or governmental agency, or by any other person, before any governmental authority, court or regulatory or administrative agency, authority or tribunal, which (i) challenges or seeks to challenge our purchase of the units, restrains, prohibits or delays the making or consummation of our offer, prohibits the performance of any of the contracts or other arrangements entered into by us (or any affiliates of ours), seeks to obtain any material amount of damages as a result of the transactions contemplated by our offer, (ii) seeks to make the purchase of, or payment for, some or all of the units pursuant to our offer illegal or results in a delay in our ability to accept for payment or pay for some or all of the units, (iii) seeks to prohibit or limit the ownership or operation by us or any of our affiliates of the entity serving as general partner of your partnership or to remove such entity as general partner of your partnership, or seeks to impose any material limitation on our ability or the ability of any affiliate of ours to conduct your partnership's business or own such assets, (iv) seeks to impose material limitations on our ability to acquire or hold or to exercise full rights of ownership of the units including, but not limited to, the right to vote the units purchased by us on all matters properly presented to the limited partners, or (v) might result, in our reasonable judgment, in a diminution in the value of your partnership or a limitation of the benefits expected to be derived by us as a result of the transactions contemplated by our offer or the value of the units to us; or

     (d) there shall be any action taken, or any statute, rule, regulation, order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed applicable to our offer, your partnership, any general partner of your partnership, us or any affiliate of ours or your partnership, or any other action shall have been taken, proposed or threatened, by any government, governmental authority or court, that, in our reasonable judgment, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (c) above; or

     (e) your partnership shall have (i) changed, or authorized a change of, the units or your partnership's capitalization, (ii) issued, distributed, sold or pledged, or authorized, proposed or announced the issuance, distribution, sale or pledge of (A) any equity interests (including, without limitation, units), or securities convertible into any such equity interests or any rights, warrants or options to acquire any such equity interests or convertible securities, or (B) any other securities in respect of, in lieu of, or in substitution for units outstanding on the date hereof, (iii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding units or other securities, (iv) declared or paid any dividend or distribution on any units or issued, authorized, recommended or proposed the issuance of any other distribution in respect of the units, whether payable in cash, securities or other property, (v) authorized, recommended, proposed or announced an agreement, or intention to enter into an agreement, with respect to any merger, consolidation, liquidation or business combination, any acquisition or disposition of a material amount of assets or securities, or any release or relinquishment of any material contract rights, or any comparable event, not in the ordinary course of business, (vi) taken any action to implement such a transaction previously authorized, recommended, proposed or publicly announced,
(vii) issued, or announced its intention to issue, any debt securities, or securities convertible into, or rights, warrants or options to acquire, any debt securities, or incurred, or announced its intention to incur, any debt other than in the ordinary course of business and consistent with past practice,
(viii) authorized, recommended or proposed, or entered into, any transaction which, in our reasonable judgment, has or could have an adverse affect on the value of your partnership or the units, (ix) proposed, adopted or authorized any amendment of its organizational documents, (x) agreed in writing or otherwise to take any of the foregoing actions or (xi) been notified that any debt of your partnership or any of its subsidiaries secured by any of its or their assets is in default or has been accelerated; or

     (f) a tender or exchange offer for any units shall have been commenced or publicly proposed to be made by another person or "group" (as defined in Section 13(d)(3) of the Exchange Act), or it shall have been publicly disclosed or we shall have otherwise learned that (i) any person or group shall have acquired or proposed or be attempting to acquire beneficial ownership of more than five percent of the units, or shall have been granted any option, warrant or right, conditional or otherwise, to acquire beneficial ownership of more than five percent of the units, other than acquisitions for bona fide arbitrage purposes, or (ii) any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a merger, consolidation or other business combination with or involving your partnership; or

     (g) the offer to purchase may have an adverse effect on AIMCO's status as a REIT; or

     (h) we shall not have adequate cash or financing commitments available to pay the for the units validly tendered.

     The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to such conditions or may be waived by us in whole or in part at any time and from time to time in our reasonable discretion. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances and each right shall be deemed a continuing right which may be asserted at any time and from time to time.

SECTION 18. CERTAIN LEGAL MATTERS.

     GENERAL. Except as set forth in this Section 18, we are not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, taken as a whole, and that might be adversely affected by our acquisition of units as contemplated herein, or any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to the acquisition of units by us pursuant to the offer, other than the filing of a Tender Offer Statement on Schedule TO with the SEC (which has already been filed) and any required amendments thereto. While there is no present intent to delay the purchase of units tendered pursuant to the offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to your partnership or its business, or that certain parts of its business might not have to be disposed of or other substantial conditions complied with in order to obtain such approval or action, any of which could cause us to elect to terminate the offer without purchasing units thereunder. Our obligation to purchase and pay for units is subject to certain conditions, including conditions related to the legal matters discussed in this Section 18.

     ANTITRUST. We do not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of units contemplated by our offer.

     MARGIN REQUIREMENTS. The units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, those regulations generally are not applicable to our offer.

     STATE LAWS. We are not aware of any jurisdiction in which the making of our offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the offer will not be made to (nor will tenders be accepted from or on behalf of) unitholders residing in such jurisdiction. In those jurisdictions with securities or blue sky laws that require the offer to be made by a licensed broker or dealer, the offer shall be made on behalf of us, if at all, only by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

SECTION 19. FEES AND EXPENSES.

     Except as set forth herein, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. We have retained River Oaks Partnership Services, Inc. to act as Information Agent in connection with our offer. The Information Agent may contact holders of units by mail, e-mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee limited partners to forward materials relating to the offer to beneficial owners of the units. We will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses, and will indemnify it against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. We will also pay all costs and expenses of printing and mailing the offer and any related legal fees and expenses.

                       ----------------------------------

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF US NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

     We have filed with the SEC a Tender Offer Statement on Schedule TO, pursuant to Section 14(d)(1) and Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to our offer, and may file amendments thereto. Your partnership has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 pursuant to Section 14(d)(4) and Rule 14d-9 under the Exchange Act, furnishing certain additional information about your partnership's and the general partner's position concerning our offer, and your partnership may file amendments thereto. The Schedules TO and 14D-9 and any amendments to either Schedule, including exhibits, may be inspected and copies may be obtained at the same place and in the same manner as described in "The Offer--Section 13. Certain Information Concerning Your Partnership--Additional Information Concerning Your Partnership."

                             AIMCO PROPERTIES, L.P.

                                                                         ANNEX I

                             OFFICERS AND DIRECTORS

     The names and positions of the executive officers of Apartment Investment and Management Company ("AIMCO"), and AIMCO-GP, Inc. ("AIMCO-GP") and the directors of AIMCO are set forth below. The two directors of AIMCO-GP are Terry Considine and Peter Kompaniez. The two directors of the general partner of your partnership are Peter K. Kompaniez and Patrick J. Foye. The sole executive officer of the general partner of your partnership is Patrick J. Foye, Executive Vice President. Unless otherwise indicated, the business address of each executive officer and director is Colorado Center, Tower Two, 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222. Each executive officer and director is a citizen of the United States of America.

    NAME                                     POSITION
    ----                                     --------

Terry Considine        Chairman of the Board of Directors and Chief Executive Officer
Peter K. Kompaniez     Vice Chairman, President and Director
Thomas W. Toomey       Chief Executive Officer
Harry G. Alcock        Executive Vice President and Chief Investment Officer
Joel F. Bonder         Executive Vice President, General Counsel and Secretary
Patrick J. Foye        Executive Vice President
Lance J. Graber        Executive Vice President--Acquisitions
Steven D. Ira          Co-Founder and Executive Vice President
Paul J. McAuliffe      Executive Vice President and Chief Financial Officer
Richard S. Ellwood     Director
J. Landis Martin       Director
Thomas L. Rhodes       Director

       NAME              PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
       ----              ---------------------------------------------

Terry Considine              Mr. Considine has been Chairman of the Board of
                         Directors and Chief Executive Officer of AIMCO since
                         July 1994. Mr. Considine serves as Chairman and
                         director of Asset Investors Corporation ("Asset
                         Investors") and Commercial Assets, Inc. ("Commercial
                         Assets"), two other public real estate investment
                         trusts. Mr. Considine has been and remains involved as
                         a principal in a variety of other business activities.

Peter K. Kompaniez           Mr. Kompaniez has been Vice Chairman of the Board
                         of Directors of AIMCO since July 1994 and was appointed
                         President in July 1997. Mr. Kompaniez has also served
                         as Chief Operating Officer of NHP Incorporated ("NHP"),
                         which was acquired by the Company in December 1997.
                         From 1986 to 1993, he served as President and Chief
                         Executive Officer of Heron Financial Corporation
                         ("HFC"), a United States holding company for Heron
                         International, N.V.'s real estate and related assets.
                         While at HFC, Mr. Kompaniez administered the
                         acquisition, development and disposition of
                         approximately 8,150 apartment units (including 6,217
                         units that have been acquired by AIMCO) and 3.1 million
                         square feet of commercial real estate.

Thomas W. Toomey             Mr. Toomey served as Senior Vice President --
                         Finance and Administration of AIMCO from January 1996
                         to March 1997, when he was promoted to Executive Vice
                         President -- Finance and Administration. Mr. Toomey
                         served as Executive Vice President -- Finance and
                         Administration until December 1999, when he was
                         appointed Chief Operating Officer. From 1990 until
                         1995, Mr. Toomey served in a similar capacity with
                         Lincoln Property Company ("LPC") as Vice
                         President/Senior Controller and Director

                         of Administrative Services of Lincoln Property Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From 1984 to 1990, he was an audit manager with Arthur Andersen & Co. where he served real estate and banking clients. Mr. Toomey received a B.S.
                         in Business Administration/Finance from Oregon State
                         University.

Harry G. Alcock              Mr. Alcock served as a Vice President of AIMCO from
                         July 1996 to October 1997, when he was promoted to
                         Senior Vice President -- Acquisitions. Mr. Alcock
                         served as Senior Vice President -- Acquisitions until
                         October 1999, when he was promoted to Executive Vice
                         President and Chief Investment Officer. Mr. Alcock has
                         had responsibility for acquisition and financing
                         activities of the Company since July 1994. From June
                         1992 until July 1994, Mr. Alcock served as Senior
                         Financial Analyst for PDI and HFC. From 1988 to 1992,
                         Mr. Alcock worked for Larwin Development Corp., a Los
                         Angeles-based real estate developer, with
                         responsibility for raising debt and joint venture
                         equity to fund land acquisition and development. From
                         1987 to 1988, Mr. Alcock worked for Ford Aerospace
                         Corp. He received his B.S. from San Jose State
                         University.

Joel F. Bonder               Mr. Bonder was appointed Executive Vice President,
                         General Counsel and Secretary of AIMCO effective
                         December 1997. Prior to joining AIMCO, Mr. Bonder
                         served as Senior Vice President and General Counsel of
                         NHP from April 1994 until December 1997. Mr. Bonder
                         served as Vice President and Deputy General Counsel of
                         NHP from June 1991 to March 1994 and as Associate
                         General Counsel of NHP Incorporated from 1986 to 1991.
                         From 1983 to 1985, Mr. Bonder practiced with the
                         Washington, D.C. law firm of Lane & Edson, P.C. and
                         from 1979 to 1983 practiced with the Chicago law firm
                         of Ross and Hardies. Mr. Bonder received a B.A. from
                         the University of Rochester and a J.D. from Washington
                         University School of Law.

Patrick J. Foye              Mr. Foye was appointed Executive Vice President of
                         AIMCO in May 1998. He is responsible for acquisitions
                         of partnership securities, consolidation of minority
                         interests, and corporate and other acquisitions. Prior
                         to joining AIMCO Mr. Foye was a Merger and Acquisitions
                         Partner in the law firm of Skadden, Arps, Slate,
                         Meagher & Flom LLP from 1989 to 1998 and was Managing
                         Partner of the firm's Brussels, Budapest and Moscow
                         offices from 1992 through 1994. Mr. Foye is also Deputy
                         Chairman of the Long Island Power Authority and serves
                         as a member of the New York State Privatization
                         Council. He received a B.A. from Fordham College and a
                         J.D. from Fordham Law School and was Associate Editor
                         of the Fordham Law Review.

Lance J. Graber              Mr. Graber was appointed Executive Vice President
                         -- Acquisitions of AIMCO in October 1999. His principal
                         business function is acquisitions. Prior to joining the
                         Company, Mr. Graber was an Associate from 1991 through
                         1992 and then a Vice President from 1992 through 1994
                         at Credit Suisse First Boston engaged in real estate
                         financial advisory services and principal investing. He
                         was a Director there from 1994 to May 1999, during
                         which time he supervised a staff of seven in the making
                         of principal investments in hotel, multi-family and
                         assisted living properties. Mr. Graber received a B.S.
                         and an M.B.A. from the Wharton School of the University
                         of Pennsylvania.

Steven D. Ira                Mr. Ira is a Co-Founder of AIMCO and has served as
                         Executive Vice President -- Property Operations of the
                         Company since July 1994. From 1987 until July 1994, he
                         served as President of Property Asset Management
                         ("PAM"). Prior to merging his firm with PAM in 1987,
                         Mr. Ira acquired extensive experience in property
                         management. Between 1977 and 1981 he supervised the
                         property management of over 3,000 apartment and mobile
                         home units in Colorado, Michigan, Pennsylvania and
                         Florida, and in 1981 he joined with others to form the
                         property management firm of McDermott, Stein and Ira.
                         Mr. Ira served for several years on the National
                         Apartment Manager Accreditation Board and is a former
                         president of both the National Apartment Association
                         and the Colorado Apartment Association. Mr. Ira is the
                         sixth individual elected to the Hall of Fame of the
                         National Apartment Association in its 54-year history.
                         He holds a Certified Apartment Property Supervisor
                         (CAPS) and a Certified Apartment Manager designation
                         from the National Apartment Association, a Certified
                         Property (CPM) designation from the National Institute
                         of Real Estate Management (IREM) and he is a member of
                         the Boards of Directors of the National Multi-Housing
                         Council, the National Apartment Association and the
                         Apartment Association of Greater Orlando. Mr. Ira
                         received a B.S. from Metropolitan State College in
                         1975.

Paul J. McAuliffe            Mr. McAuliffe has been Executive Vice President of
                         AIMCO since February 1999 and was appointed Chief
                         Financial Officer in October 1999. Prior to joining
                         AIMCO, Mr. McAuliffe was Senior Managing Director of
                         Secured Capital Corp and prior to that time had been a
                         Managing Director of Smith Barney, Inc. from 1993 to
                         1996, where he was senior member of the underwriting
                         team that lead AIMCO's initial public offering in 1994.
                         Mr. McAuliffe was also a Managing Director and head of
                         the real estate group at CS First Boston from 1990 to
                         1993 and he was a Principal in the real estate group at
                         Morgan Stanley & Co., Inc. where he worked from 1983 to
                         1990. Mr. McAuliffe received a B.A. from Columbia
                         College and an M.B.A. from University of Virginia,
                         Darden School.

Richard S. Ellwood           12 Auldwood Lane, Rumson, NJ 07660 Mr. Ellwood was
                         appointed a director of AIMCO in July 1994. Mr. Ellwood
                         is currently Chairman of the Audit Committee and a
                         member of the Compensation Committee. Mr. Ellwood is
                         the founder and President of R.S. Ellwood & Co.,
                         Incorporated, a real estate investment banking firm.
                         Prior to forming R.S. Ellwood & Co., Incorporated in
                         1987, Mr. Ellwood had 31 years experience on Wall
                         Street as an investment banker, serving as: Managing
                         Director and senior banker at Merrill Lynch Capital
                         Markets from 1984 to 1987; Managing Director at Warburg
                         Paribas Becker from 1978 to 1984; general partner and
                         then Senior Vice President and a director at White,
                         Weld & Co. from 1968 to 1978; and in various capacities
                         at J.P. Morgan & Co. from 1955 to 1968. Mr. Ellwood
                         currently serves as director of Felcor Lodging Trust,
                         Incorporated and Florida East Coast Industries, Inc.

J. Landis Martin             199 Broadway, Suite 4300, Denver, CO 80202, Mr.
                         Martin was appointed a director of AIMCO in July 1994
                         and became Chairman of the Compensation Committee on
                         March 19, 1998. Mr. Martin is a member of the Audit
                         Committee. Mr. Martin has served as President and Chief
                         Executive Officer of NL Industries, Inc., a
                         manufacturer of titanium dioxide since 1987. Mr. Martin
                         has served as Chairman of Tremont Corporation
                         ("Tremont"), a

                         holding company operating through its affiliates
                         Titanium Metals Corporation ("TIMET") and NL
                         Industries, Inc. ("NL"), since 1990 and as Chief
                         Executive Officer and a director of Tremont since 1988.
                         Mr. Martin has served as Chairman of TIMET, an integrated producer of titanium since 1987 and Chief
                         Executive Officer since January, 1995. From 1990 until its acquisition by a predecessor of Halliburton Company
                         ("Halliburton") in 1994, Mr. Martin served as Chairman of the Board and Chief Executive Officer of Baroid
                         Corporation, an oilfield services company. In addition to Tremont, NL and TIMET, Mr. Martin is a director of Halliburton, which is engaged in the petroleum services, hydrocarbon and engineering industries, and Crown Castle International Corporation, a communications company.

Thomas L. Rhodes             215 Lexington Avenue, 4th Floor, New York, NY 10016
                         Mr. Rhodes was appointed a Director of AIMCO in July
                         1994 and is currently a member of the Audit and
                         Compensation Committees. Mr. Rhodes has served as the
                         President and Director of National Review magazine
                         since November 1992, where he has also served as a
                         Director since 1988. From 1976 to 1992, he held various
                         positions at Goldman, Sachs & Co. and was elected a
                         General Partner in 1986 and served as a General Partner
                         from 1987 until November 1992. He is currently
                         Co-Chairman of the Board, Co-Chief Executive Officer
                         and a Director of Asset Investors and Commercial
                         Assets. He also serves as a Director of Delphi
                         Financial Group and its subsidiaries, Delphi
                         International Ltd., Oracle Reinsurance Company and The
                         Lynde and Harry Bradley Foundation.

The letter of transmittal and any other required documents should be sent or delivered by each unitholder or such unitholder's broker, dealer, bank, trust company or other nominee to the Information Agent at one of its addresses set forth below.

                     THE INFORMATION AGENT FOR THE OFFER IS:

                      RIVER OAKS PARTNERSHIP SERVICES, INC.


              By Mail:                     By Overnight Courier:                By Hand:

           P.O. Box 2065S.                   111 Commerce Road              111 Commerce Road
     Hackensack, N.J. 07606-2065           Carlstadt, N.J. 07072          Carlstadt, N.J. 07072
                                        Attn.: Reorganization Dept.    Attn.: Reorganization Dept.

                          For information, please call:

                            TOLL FREE: (888) 349-2005